================================================================================


    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 1997

                                                     REGISTRATION NO. 333-28849


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 1

                                      TO


                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             -----------------------

                            RFS HOTEL INVESTORS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                             TENNESSEE                                             62-1534743
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)        (I.R.S. EMPLOYER IDENTIFICATION NO.)

                       850 RIDGE LAKE BOULEVARD, SUITE 220
                            MEMPHIS, TENNESSEE 38120
                                 (901) 767-7005
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ROBERT M. SOLMSON
                            RFS HOTEL INVESTORS, INC.
                       850 RIDGE LAKE BOULEVARD, SUITE 220
                            MEMPHIS, TENNESSEE 38120
                                 (901) 767-7005
                (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                    COPY TO:

                              DAVID C. WRIGHT, ESQ.
                                HUNTON & WILLIAMS
                              2000 RIVERVIEW TOWER
                                900 S. GAY STREET
                           KNOXVILLE, TENNESSEE 37902
                                 (423) 549-7700




APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC; FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT AS DETERMINED BY MARKET CONDITIONS AND OTHER FACTORS.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                  SUBJECT TO COMPLETION DATED JUNE 27, 1997


                        2,569,609 SHARES OF COMMON STOCK

                            RFS HOTEL INVESTORS, INC.



     This Prospectus relates to (i) the possible issuance by RFS Hotel Investors, Inc. (the "Company") of (i) up to 2,244,934 shares (the "Redemption Shares") of common stock, par value $.01 per share ("Common Stock"), of the Company if, and to the extent that, current holders of 2,244,934 units of partnership interest ("Units") in RFS Partnership, L.P. (the "Partnership"), of which the Company is the sole general partner and currently owns an approximately 90.5% interest, tender such Units for redemption and the Company elects to redeem the Units for shares of Common Stock, and (ii) the offer and sale from time to time by certain selling shareholders named herein (the "Selling Shareholders") of up to 324,675 shares of Common Stock that may be issued to the Selling Shareholders upon redemption of Units held by such persons (the "Secondary Shares"). The registration of the Redemption Shares and the Secondary Shares does not necessarily mean that any of the Redemption Shares will be issued by the Company or any of the Secondary Shares will be offered or sold by the Selling Shareholders. See "The Company" and "Plan of Distribution."


     The Common Stock is traded on the New York Stock Exchange under the symbol "RFS." To ensure that the Company maintains its qualification as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, the Company's Charter limits the number of shares of Common Stock that may be owned by any single person or affiliated group to 9.9% of the outstanding Common Stock and restricts the transferability of shares of Common Stock if the purported transfer would prevent the Company from qualifying as a REIT. See "Risk Factors -- Limitation on Acquisition and Change in Control" and "Description of Capital Stock -- Charter and Bylaw Provisions."

     SEE "RISK FACTORS" FOR CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE COMMON STOCK.


   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
               AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                           COMMISSION, NOR HAS THE
               SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                         ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     The Selling Shareholders from time to time may offer and sell the Secondary Shares directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." Each of the Selling Shareholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the Secondary Shares to be made directly or through agents.

     The Company will not receive any cash proceeds from the issuance of the Redemption Shares or the sale of any Secondary Shares by the Selling Shareholders but has agreed to bear certain expenses of registration of the issuance of the Redemption Shares and the sale of the Secondary Shares under federal and state securities laws. The Company will acquire Units in exchange for any Redemption Shares that the Company may issue to Unit holders pursuant to this Prospectus.

     The Selling Shareholders and any agents or broker-dealers that participate with the Selling Shareholders in the distribution of Secondary Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Secondary Shares may be deemed to be underwriting commissions or discounts under the Securities Act.




                         The date of this Prospectus is

                             ____________, 1997.


Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registation or qualification under the securities laws of any such State.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act. Such reports, proxy statements and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or from the Commission's site on the World Wide Web at http://www.sec.gov. The Common Stock is listed on the New York Stock Exchange, and such reports, proxy and informational statements and other information concerning the Company can be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission, 450 Fifth Street, N.W., Washington D.C. 20549, a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Common Stock offered pursuant to this Prospectus. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and financial schedules thereto. For further information concerning the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained in this Prospectus concerning the provisions of any document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 34-0-22164) are incorporated herein by reference:

     (a) Annual Report on Form 10-K for the year ended December 31, 1996; and

     (b) Current Report on Form 8-K dated January 17, 1997; and

     (c) Current Report on Form 8-K-A dated February 14, 1997; and

     (d) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; and

     (e) Proxy Statement for the Annual Meeting of Shareholders of the Company held on April 24, 1997.


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities made hereby shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other document subsequently filed with the Commission which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to RFS Hotel Investors, Inc., 850 Ridge Lake Boulevard, Suite 220, Memphis, Tennessee 38120, Attention: Secretary, telephone (901) 767-7005.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed descriptions and the financial information and statements appearing elsewhere and incorporated by reference in this Prospectus. As used herein, the term "Company" includes RFS Hotel Investors, Inc. and its subsidiaries, including this Partnership and the term "Partnership" includes subsidiaries of the Partnership, unless the context indicates otherwise.

                                   THE COMPANY


     The Company is a self-administered real estate investment trust ("REIT") which invests in hotel properties. The Company is the sole general partner of the Partnership and owned at June 24, 1997 an approximately 90.5% interest in the Partnership. Substantially all of the Company's business activities are conducted through the Partnership. At June 24, 1997, the Partnership owned 61 hotel properties (the "Hotels") with an aggregate of 8,713 rooms located in 24 states and had under development five additional hotels.

     On June 24, 1997, the Company acquired a 196 room, full service hotel in Milpitas, California for a purchase price of $33.7 million. The six full service and two upscale extended stay Hotels located in California represent approximately one-third of the Company's investment in hotel properties.

     In order to qualify as a REIT for federal income tax purposes, neither the Company nor the Partnership can operate hotels. As a result, the Partnership leases all of its hotel properties to wholly-owned subsidiaries of Doubletree Corporation, a publicly-owned hotel management company ("Doubletree") (collectively referred to herein as the "Lessees") pursuant to leases ("Percentage Leases") which provide for rent equal to the greater of (i) fixed base rent or (ii) percentage rent ("Percentage Rent") based on a percentage of gross room revenue (and food and beverage revenue, if any) at the Hotels. The Lessees operate 57 of the Hotels and the remaining hotels are operated by third parties pursuant to management agreements with the Lessees.


     The Company's hotels consist of limited service hotels, full service hotels and extended stay hotels. Limited service hotels do not contain restaurants or lounges and generally contain little non-revenue producing space. Full service hotels generally provide on-site food and beverage services and may have banquet and meeting facilities. Extended stay hotels generally contain guest suites with a kitchen and living area separate from the bedroom but vary with respect to providing on-site restaurant facilities. The following table set forth information regarding the franchise affiliations of the Hotels.

                                            NUMBER OF         NUMBER OF            % OF TOTAL
         FRANCHISE AFFILIATION               HOTELS         ROOMS/SUITES          ROOMS/SUITES
         ---------------------              ---------       ------------          ------------
LIMITED SERVICE:
         Courtyard by Marriott                 1                    102                1.2%
         Hampton Inn                          17                  2,358               27.1%
         Comfort Inn                           6                    787                9.0%
         Holiday Inn Express                   7                    861                9.9%
                                              --                  -----               -----
                           Subtotal           31                  4,108               47.2%

FULL SERVICE:
         Holiday Inn                           6                  1,208               13.9%
         Sheraton Four Points                  3                    585                6.7%
         Sheraton                              1                    229                2.6%
         Doubletree                            1                    220                2.5%
         Independent                           2                    511                3.6%
                                              --                  -----               -----
                           Subtotal           12                  2,553               29.3%

EXTENDED STAY:
         Residence Inn                        12                  1,575               18.1%
         Hawthorn Suites                       1                    280                3.2%
         Homewood Suites                       2                    197                2.2%
                                              --                  -----               -----
                           Subtotal           14                  2,052               23.5%
                                              --                  -----               -----

                           Total(1)           61                  8,713              100.0%
                                              ==                  =====              ======


---------------
(1) In addition, the Company is developing the following hotels:


                                         NUMBER OF                                       ANTICIPATED
         DEVELOPMENT HOTEL             ROOMS/SUITES           LOCATION                    COMPLETION
         -----------------             ------------           --------                   -----------
         Residence Inn                     120                Jacksonville, FL          September 1997
         Homewood Suites                    83                    Chandler, AZ            January 1998
         Marriott Courtyard                 90      Crystal Lake (Chicago), IL           December 1997
         Hampton Inn                       101                Jacksonville, FL           February 1998
         Residence Inn                     120             West Palm Beach, FL            January 1998


     The Company is a Tennessee corporation. The Company has elected to be taxed as a REIT for federal income tax purposes. The Company's executive offices are located at 850 Ridge Lake Boulevard, Suite 220, Memphis, Tennessee 38120 and its telephone number is (901) 767-7005.

                                  RISK FACTORS

     Prospective investors and Unit holders should carefully consider the matters discussed under "Risk Factors" before making an investment decision regarding the Common Stock offered hereby.

                            TAX STATUS OF THE COMPANY

     The Company elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1993. As a REIT, the Company generally is not subject to federal income tax on the taxable income that it distributes to its shareholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute at least 95% of its annual taxable income. Failure to qualify as a REIT would render the Company subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, and distributions to the shareholders in any such year would not be deductible by the Company. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain federal, state and local taxes on its income and property. In connection with the Company's election to be taxed as a REIT, the Company's Charter imposes certain restrictions on the transfer of shares of Common Stock. The Company has adopted the calendar year as its taxable year. See "Description of Capital Stock" and "Federal Income Tax Considerations."

                            SECURITIES TO BE OFFERED


     This Prospectus relates to (i) the possible issuance by the Company of up to 2,244,934 Redemption Shares if, and to the extent that holders of Units tender such Units for redemption and the Company elects to redeem the Units for Common Stock and (ii) the offer and sale from time to time of the 324,675 Secondary Shares by the Selling Shareholders.



     The Partnership issued the Units in connection with the acquisition of certain of the Hotels. The holders of Units are limited partners of the Partnership (the "Limited Partners"). Certain of the Limited Partners are Selling Shareholders and the Secondary Shares represent shares of Common Stock which may be issued for such persons upon redemption of their Units. See "Selling Shareholders". The Partnership intends to consider the issuance of Units to sellers of hotel properties in connection with future acquisitions of hotel properties.



     Upon notice to the Partnership, a Limited Partner may tender Units to the Partnership for redemption. Each Unit may be redeemed by the Partnership in exchange for one share of Common Stock or, at the Partnership's option, cash equal to the fair market value of one share of Common Stock at the time of the redemption (subject to certain adjustments). In addition, the Company has, in its sole discretion, the right to elect to acquire directly any Units tendered to the Partnership for redemption, rather than causing the Partnership to redeem such Units. The Company anticipates that it generally will elect to acquire directly Units tendered for redemption. Upon each such redemption, the Company's percentage interest in the Partnership will increase. Pursuant to this Prospectus, the Company may from time to time issue up to 2,244,934 Redemption Shares upon the acquisition of Units tendered for redemption.



     The Company will not receive any cash proceeds from the issuance of any Redemption Shares or the sale of any Secondary Shares but will acquire Units tendered for redemption for which it elects to issue shares of Common Stock and the Company's percentage interest in the Partnership will increase. The registration of the Redemption Shares does not necessarily mean that any of such shares will be issued by the Company and the registration of the Secondary Shares does not necessarily mean that any of such shares will be offered or sold by the Selling Shareholders.

                                  RISK FACTORS


     Prospective investors and Unit holders should carefully consider the following information in conjunction with the other information contained in this Prospectus before making an investment decision regarding the Common Stock offered hereby.

SPECIAL CONSIDERATIONS APPLICABLE TO REDEEMING UNIT HOLDERS

     Tax Consequences of Redemption of Units. The exercise by a Limited Partner of the right to require the redemption of Units will be treated for tax purposes as a sale of the Units by the Limited Partner. Such a sale will be fully taxable to the redeeming Limited Partner, and such redeeming Limited Partner will be treated as realizing for tax purposes an amount equal to the sum of the cash or the value of the Common Stock received in the redemption plus the amount of any Partnership liabilities allocable to the redeemed Units at the time of the redemption. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash and the value of the Redemption Shares received upon such disposition. See "Redemption of Units--Tax Consequences of Redemption."

     Potential Change in Investment Upon Redemption of Units. If a Limited Partner exercises the right to require the redemption of Units, such Limited Partner may receive, at the option of the Company, either cash or shares of Common Stock of the Company in exchange for the Units. If the Limited Partner receives cash, the Limited Partner will no longer have any interest in the Units, will not benefit from any subsequent increases in share price and will not receive any future distributions from the Company or the Partnership with respect to such Units. If the Limited Partner receives shares of Common Stock, the Limited Partner will become a shareholder of the Company. See "Redemption of Units--Comparison of Ownership of Units and Shares of Common Stock."

EFFECT ON SHARE PRICE OF SHARES AVAILABLE FOR FUTURE SALE


     Sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market prices for such shares. Pursuant to this Prospectus or otherwise, generally up to 2,224,934 shares of Common Stock issuable upon redemption of Units and up to 324,675 Secondary Shares will be eligible to be sold in the public market. See "Plan of Distribution." In addition, 1,700,000 shares of Common Stock of the Company have been reserved for issuance pursuant to the Company's grant of options under its Amended and Restated 1993 Restricted Stock and Stock Option Plan (the "1993 Plan"). The Company has granted options for an aggregate of 1,063,000 shares under the 1993 Plan. The outstanding options generally vest at the rate of 20% per year over five years from the respective dates of grant. Upon exercise of options granted under the 1993 Plan, these shares will be available for sale in the public markets from time to time pursuant to exemptions from registration requirements or upon registration. No prediction can be made about the effect that future sales of shares of Common Stock will have on the market price of the Common Stock.


COMMON STOCK PRICE FLUCTUATIONS AND TRADING VOLUME

     A number of factors may adversely influence the price of the Company's Common Stock in public markets, many of which are beyond the control of the Company. In particular, an increase in market interest rates will result in higher yields on other financial instruments and may lead purchasers of shares of Common Stock to demand a higher annual distribution rate on the price paid for shares from distributions by the Company, which could adversely affect the market price of the shares of Common Stock. Although the Company's Common Stock is traded on the New York Stock Exchange, the daily trading volume of REITs in general and the Company's shares in particular may be lower than the trading volume of certain other industries. As a result, investors in the Company who desire to liquidate substantial holdings at a single point in time may find that they are unable to dispose of such shares in the market without causing a substantial decline in the market value of such shares.

DEPENDENCE ON LESSEES AND PAYMENTS UNDER THE PARTICIPATING LEASES

     The Company's ability to make distributions to its shareholders depends solely upon the ability of the Lessees to make rent payments under the Percentage Leases. Any failure or delay by the Lessees in making rent payments would adversely affect the Company's ability to make anticipated distributions to its shareholders. Such failure or delay by the Lessees may be caused by reductions in revenue from the Hotels or in the net operating income of the Lessees or otherwise. Although failure on the part of a Lessee to materially comply with the terms of a Percentage Lease (including failure to pay rent when due) would give the Company the right to terminate such lease, repossess the applicable property and enforce the payment obligations under the lease, the Company would then be required to find another lessee to lease such property. There can be no assurance that the Company would be able to find another lessee or that, if another lessee were found, the Company would be able to enter into a new lease on favorable terms.

RIGHT OF FIRST REFUSAL

     The Company has entered into an agreement with RFS, Inc. which gives RFS, Inc. a right of first refusal, subject to certain exceptions, to lease hotels acquired by the Company or the Partnership in the future, even though RFS, Inc. and its affiliates may not be operating hotels leased from the Company in a manner which is satisfactory to the Company.

DEVELOPMENT AND ACQUISITION RISKS

     The Company intends to continue to pursue the development and construction of hotels in accordance with the Company's development and underwriting policies. Risks associates with the Company's development and construction activities may include: the abandonment of development opportunities explored by the Company; construction costs of a hotel may exceed original estimates due to increased materials, labor or other expenses, which could make completion of the hotel uneconomical; operating results at a newly completed hotel are dependant on a number of factors, including market and general economic conditions, competition and market acceptance; financing may not be available on favorable terms for the development of a hotel; and construction and stabilization may not be completed on schedule, resulting in increased debt service expense and construction costs. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations. The occurrence of any of the events described above could adversely affect the Company's ability to achieve its projected yields on hotels under development and could prevent the Company from making expected distributions.

     Acquisitions entail risks that investments will fail to perform in accordance with expectations and that judgments with respect to the cots of improvements to bring an acquired hotel up to standards established for the market position intended for that hotel or by the franchisor will prove inaccurate, as well as general investment risks associated with any new real estate investment. Although the Company undertakes an evaluation of the physical condition of each new hotel before it is acquired, certain defects or necessary repairs may not be detected until after the hotel is acquired, which would significantly increase the Company's total acquisition costs.

NATURAL DISASTER


     Certain of the Hotels located in California are in the general vicinity of active earthquake faults, including the five full service hotels acquired in 1997. The Company did not obtain a seismic risk analyses, however, relied on information furnished by its' insurance carrier as to the predicted earthquake risk for each hotel. Only one California hotel is a high rise hotel which was designed with seismic protection with the remaining hotels being two to three story detached buildings. The Company has in place earthquake insurance both for the physical damage and lost revenues, with respect to all Hotels. Property insurance has been obtained which provides coverage for fire damage. The property insurance also provides earthquake coverage of $5 million less a 5% deductible for California properties and 2% deductible for all other locations. In addition, the Company has access to $95 million of excess earthquake coverage. The Company has purchased a no deductible general liability policy with coverage of $1 million with an umbrella policy of $300 million.


     In the event that an uninsured disaster or a loss in excess of insured limits were to occur, the Company could lose its capital investment in the affected Hotel, as well as anticipated future revenues from such Hotel, and would continue to be obligated to repay any mortgage indebtedness or other obligations related to the Hotel. Any such loss could materially and adversely affect the business of the Company and its financial condition and results of operations.

HOTEL INDUSTRY RISKS

  Operating Risks

     The Hotels are subject to all operating risks common to the hotel industry. These risks include, among other things, competition from other hotels; over-building in the hotel industry, which adversely affects occupancy and revenues; increases in operating costs due to inflation and other factors, which increases have not been, and may not be, offset by increased room rates; dependence on business and commercial travelers and tourism; increases in energy costs and other expenses affecting travel; and adverse effects of general and local economic conditions. These factors could adversely affect the Lessees' ability to make lease payments and therefore the Company's ability to make expected distributions to shareholders. Further, decreases in room revenues of the Hotels would result in decreased revenues to the Partnership under the Percentage Leases and, therefore, decreased amounts available for distribution to the Company's shareholders.

  Competition

     Competition for Guests; Operations. The hotel industry is highly competitive. The Hotels compete with other hotel properties in their geographic markets. Many of the Company's competitors have substantially greater marketing and financial resources than the Company and the Lessees.

     Competition for Acquisitions. The Company will compete for investment opportunities with entities which have substantially greater financial resources than the Company. These entities generally may be able to accept more risk than the Company can manage prudently. Competition generally may reduce the number of suitable investment opportunities offered to the Company and may increase the bargaining power of property owners seeking to sell. Further, the Company believes that competition from entities organized for purposes substantially similar to the Company's objectives has increased and will increase significantly in the future.

  Investment Concentration in Certain Segments of Single Industry

     The Company's current investment strategy is to acquire interests in limited service, extended stay and full service hotel properties. The Company will not seek to invest in assets selected to reduce the risks associated with an investment in real estate in the hotel industry, and will thus be subject to risks inherent in concentrating investments in limited segments of a single industry. Therefore, an adverse effect on the Company's lease revenues and amounts available for distribution to shareholders resulting from a downturn in the hotel industry will be more pronounced than if the Company had diversified its investments outside of the hotel industry.


  Concentration of Investments in California

     Eight of the Hotels, including six full-service and two upscale extended stay, are located in California. The concentration of the Company's investments in California could result in adverse events, or conditions which affect that area in particular, such as economic recessions and natural disasters, having a more significant negative effect on the operations of the combined Hotels, and ultimately cash distributions to shareholders of the Company, than if the Company's investments were more geographically diverse.


  Seasonality of Hotel Business

     The hotel industry is seasonal in nature. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality can be expected to cause quarterly fluctuations in the Company's lease revenues. Quarterly earnings may be adversely affected by factors beyond the Company's control, including poor weather conditions and economic factors. The Company may be required to enter into short-term borrowing in the first and fourth quarters in order to offset such fluctuations in revenues and to fund the Company's anticipated obligations, including distributions to its shareholders.

  Capital Expenditures

     The Company's hotel properties have an ongoing need for renovations and other capital improvements, including periodic replacement of furniture, fixtures and equipment. Franchisors of the Company's Hotels may also require periodic capital improvements as a condition of the franchise licenses. The cost of such capital improvements could have an adverse effect on the Company's financial condition. Such renovations involve certain risks, including the possibility of environmental problems, construction cost overruns and delays, the possibility that the Company will not have available cash to fund renovations or that financing for renovations will not be available on favorable terms, uncertainties as to market demand or deterioration in market demand after commencement of renovation and the emergence of unanticipated competition from hotels. The Company intends to fund such improvements out of future cash from operations, present cash balances or the remaining available borrowing capacity under its bank line of credit.

REAL ESTATE INVESTMENT RISKS

  General Risks of Investing in Real Estate

     The Company's investments in the Hotels are subject to varying degrees of risk generally incident to the ownership of real property. The underlying value of the Company's real estate investments and the Company's income and ability to make distributions to its shareholders are both dependent upon the ability of the Lessees to operate the Hotels in a manner sufficient to maintain or increase room revenues and to generate sufficient income in excess of operating expenses to make rent payments under the Percentage Leases. Income from the Hotels may be adversely affected by adverse changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, competition from other hotel properties, changes in interest rates and in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older structures, changes in real property tax rates and other operating expenses, changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes, floods and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the Company.

  Illiquidity of Real Estate

     Real estate investments are relatively illiquid. The ability of the Company to vary its portfolio in response to changes in economic and other conditions is limited. There can be no assurance that the Company will be able to dispose of an investment when it finds disposition advantageous or necessary or that the sale price of any disposition will recoup or exceed the amount of the Company's investment.

  Operational Risks of Rapid Growth

     Since the Company's initial public offering in August 1993, The Company has acquired more than 50 additional Hotels increasing the size and geographic dispersion of the Company's hotel properties. The Company's growth strategy also contemplates acquisitions of additional hotels that meet the Company's investment criteria, further increasing the size and geographic dispersion of its hotel properties. Failure of the Company and the Lessees to effectively manage such expanded operations could have a material adverse effect on the Hotels operating results. Deteriorating operations could negatively impact revenues at the Hotels and, therefore, the lease payments under the Percentage Leases and amounts available for distribution to shareholders.

  Uninsured and Underinsured Losses

     Each Percentage Lease specifies comprehensive insurance to be maintained on each of the Hotels, including liability, fire and extended coverage. Management believes such specified coverage is of the type and amount customarily obtained for or by an owner or real property assets. Leases for subsequently acquired hotels will contain similar provisions. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable. The Company's Board of Directors will use their discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage on the Company's investments at a reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the Company's lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Company might not be adequate to restore its economic position with respect to such property.




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




RISKS OF LEVERAGE; NO LIMITS ON INDEBTEDNESS

   General

     Neither the Company's Amended and Restated Bylaws (the "Bylaws") nor its Second Amended and Restated Charter, as amended (the "Charter"), limit the amount of indebtedness the Company may incur. The Company maintains a line of credit (the "Line of Credit") with NationsBank -- ("NationsBank"). Currently, the maximum committed amount available under the Line of Credit is $175 million. The Company has utilized the Line of Credit to finance certain acquisitions of Hotels and may use the Line of Credit to fund the acquisition of additional hotels. The Line of Credit is currently secured by a first mortgage lien on certain of the Hotels and a negative pledge on certain of the remaining hotels. Other Hotels may be added as security for the Line of Credit depending upon the outstanding balances thereunder. Subject to the limitations described above, the Company may borrow additional amounts from the same or other lenders in the future, or may issue corporate debt securities in public or private offerings. Certain of such additional borrowings may be secured by properties owned by the Company.

     In November 1996, RFS Financing Partnership, L.P. ("RFS Financing"), a newly-formed special purpose entity, issued in a private placement $75 million of Commercial Mortgage Bonds, Series 1996-1 (the "Bonds"), which are secured by first priority mortgages on 15 of the Hotels transferred to RFS Financing by the Partnership. The Partnership owns an approximately 99% limited partnership interest in RFS Financing, and RFS Financing Corporation, a newly formed wholly-owned subsidiary of the Company, owns an approximately 1% general partnership interest in RFS Financing. The Bonds have a 15 year fully amortizing term. Interest on $50 million of principal amount of the Bonds accrues at a fixed rate of 6.83% and interest on the remaining $25 million of principal amount of the Bonds accrues at a fixed rate of 7.30%. The Bonds cannot be prepaid for five years, and thereafter only upon payment of a yield maintenance premium, which could be substantial and adversely affect the ability of the Company to sell or refinance the Hotels securing the Bonds during the term of the Bonds. Proceeds from the issuance of the Bonds were used to repay existing indebtedness under the Credit Line, to fund additional acquisitions of hotels and for other general business purposes.

     There can be no assurance that the Company will be able to meet its debt service obligations and, to the extent that it cannot, the Company risks the loss of some or all of its assets, including the Hotels, to foreclosure. Adverse economic conditions could cause the terms on which borrowings become available to be unfavorable. In such circumstances, if the Company is in need of capital to repay indebtedness in accordance with its terms or otherwise, it could be required to liquidate one or more investments in hotel properties at times which may not permit realization of the maximum return on such investments.

   Variable Rate Debt

     The Line of Credit bears interest at a variable rate. Economic conditions could result in higher interest rates, which could increase debt service requirements on variable rate debt and could reduce the amount of Cash Available for Distribution (defined as funds from operations, adjusted for certain non-cash items, less reserves for capital expenditures). Funds from operations means net income or loss computed in accordance with generally accepted accounting principles, excluding gains or losses from debt restructuring or sales of property, plus depreciation of real property, and after adjustments for unconsolidated partnerships and joint ventures.

  ENVIRONMENTAL MATTERS

     Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the owner's ability to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common-law principles could be used to impose liability for release of asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. In connection with the ownership of the Hotels, the Company, or the Partnership may be potentially liable for any such costs. The cost of defending against claims of liability or remediating the contaminated property could materially adversely affect amounts available for distribution to the Company's shareholders. Phase I environmental audits have been obtained on each of the Hotels in connection with their respective acquisitions by the Partnership. The purpose of Phase I audits is to identify potential environmental contamination for which the Hotels may be responsible and the potential for environmental regulatory compliance liabilities. The Phase I audit reports on the Hotels did not reveal any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets, results of operating or liquidity, nor is the Company aware of any such liability. Nevertheless, it is possible that these reports do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware.

     The Clean Water Act ("CWA") prohibited the Environmental Protection Agency ("EPA") from requiring permits for all but a few (primarily industrial and certain municipal) discharges of storm water prior to October 1, 1994. Even though the moratorium ended, the EPA has not yet issued permitting regulations for non-industrial and non-municipal discharges of storm water. In October 1994, EPA officials indicated that all storm water discharges without permits were technically in violation of the CWA. How the EPA will ultimately define the universe of dischargers requiring a permit is unclear. Nevertheless, it is possible that storm water drainage to a navigable water from one or more of the Company's properties is a discharge in violation of the CWA since October 1, 1994. Penalties for non-compliance may be substantial. Although the EPA has stated that it will not take enforcement action against those storm water dischargers formerly subject to the moratorium and the Company is not aware of any current or reasonably likely penalties to be imposed for its storm water discharges, it is possible, given the uncertainty about the scope and timing of EPA or state regulations on the subject, that liability may exist.

  COMPLIANCE WITH AMERICANS WITH DISABILITIES ACT
  AND OTHER CHANGES IN GOVERNMENTAL RULES AND REGULATIONS

     Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While the Company believes that the Hotels are substantially in compliance with these requirements, a determination that the Company is not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. In addition, changes in governmental rules and regulations or enforcement policies affecting the use and operation of the Hotels, including changes to building codes and fire and life safety codes, may occur. If the Company were required to make substantial modifications at the Hotels to comply with the ADA or other changes in governmental rules and regulations, the Company's ability to make distributions to its shareholders could be adversely affected.

FLUCTUATIONS IN PROPERTY TAXES

     Each Hotel is subject to real and personal property taxes. The real and personal property taxes on hotel properties in which the Company invests may increase or decrease as tax rates change and as the properties are assessed or reassessed by taxing authorities. If property taxes increase, the Company's ability to make distributions to its shareholders could be adversely affected.

RISKS OF OPERATING HOTELS UNDER FRANCHISE AGREEMENTS

     All but one of the Hotels are subject to franchise agreements. The continuation of the franchise licenses is subject to specified operating standards and other terms and conditions. The franchisors periodically inspect their licensed properties to confirm adherence to operating standards. The failure of a hotel, the Partnership or a Lessee to maintain such standards or adhere to such other terms and conditions could result in the loss or cancellation of the franchise license. It is possible that a franchisor could condition the continuation of a franchise license on the completion of capital improvements which the Board of Directors determines are too expensive or otherwise unwarranted in light of general economic conditions or the operating results of prospects of the affected hotel. In that event, the Board of Directors may elect to allow the franchise license to lapse. In any case, if a franchise is terminated, the Partnership and the Lessee may seek to obtain a suitable replacement franchise, or to operate the hotel independent of a franchise license. The loss of a franchise license could have a material adverse effect upon the operations or the underlying value of the hotel covered by the franchise because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. Although the Percentage Leases require the Lessees to maintain the franchise license for each Hotel, a


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



Lessee's loss of a franchise license for one or more of the Hotels could have a material adverse effect to on the Partnership's revenues under the Percentage Leases and the Company's cash available for distribution to its shareholders.

ABILITY OF BOARD OF DIRECTORS TO CHANGE CERTAIN POLICIES

     The major policies of the Company, including its policies with respect to acquisitions, financing, growth, operations, debt capitalization and distributions, will be determined by its Board of Directors. The Board of Directors may amend or revise these and other policies from time to time without a vote of the shareholders of the Company.

LIMITATION ON ACQUISITION AND CHANGE IN CONTROL

  Ownership Limitation

     The Ownership Limitation (as defined herein and as described under "Description of Capital Stock -- Charter and Bylaw Provisions -- Restrictions on Transfer"), which provides that no person may own, directly or indirectly, more than 9.9% of any class of the outstanding stock of the Company, may have the effect of precluding an acquisition of control of the Company by a third party without the approval of the Board of Directors, even if the change of control is in the shareholders' best interests.

  Staggered Board

     The Board of Directors of the Company has three classes of directors. The current terms of the Company's directors expire in 1998, 1999 and 2000, respectively. Directors for each class will be elected for a three-year term upon the expiration of that class' term. The staggered terms of directors may affect the shareholders' ability to change control of the Company, even if such a change were in the shareholders' best interests. See "Description of Capital Stock -- Charter and Bylaw Provisions." The foregoing may also discourage offers or other bids for the Common Stock at a premium over the market price.

  Authority to Issue Preferred Stock

     The Company's Charter authorizes the Board of Directors to issue up to 5,000,000 shares of preferred stock and to establish the preferences and rights of any shares issued. The Company has 973,684 shares of Series A Preferred Stock issued and outstanding as of the date of this Prospectus. See "Description of Capital Stock -- Preferred Stock." The issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders' interests.

  Tennessee Anti-Takeover Statutes

     As a Tennessee corporation, the Company is subject to various legislative acts set forth in Chapter 35 of Title 48 of the Tennessee Code, which impose certain restrictions and require certain procedures with respect to certain takeover offers and business combinations, including, but not limited to, combinations with interested shareholders and share repurchases from certain shareholders. See "Description of Capital Stock -- Tennessee Anti-Takeover Statutes."

EMPLOYMENT CONTRACTS AND STOCK OPTION GRANTS

     The employment contracts for certain key employees provide for payments equal to three times the employee's salary under certain circumstances following a change in control of the Company. In addition, all of the stock option and restricted stock grants under the 1993 Plan provide that any unvested options to purchase Common Stock of the Company and unvested shares of restricted stock vest immediately upon a change of control of the Company. These change of control provisions could have the effect of discouraging offers or other bids for the Common Stock at a premium over the market price or may otherwise have the effect of delaying or preventing a change in control of the Company even if a change of control were in the shareholders' best interests.

TAX RISKS

  Failure to Qualify as a REIT

     The Company operates and intends to continue to operate so as to qualify as a REIT for federal income tax purposes. The Company has not requested, and does not expect to request, a ruling from the Service that it qualifies as a REIT. The continued qualification of the Company as a REIT will depend on the Company's continuing ability to meet various requirements concerning, among other things, the ownership of its outstanding stock, the nature of its assets, the sources of its income, and the amount of its distributions to the shareholders of the Company. See "Federal Income Tax Considerations -- Taxation of the Company."

     If the Company were to fail to qualify as a REIT in any taxable year, the Company would not be allowed a deduction for distributions to shareholders in computing its taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under certain Code provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the funds available for distribution to the shareholders would be reduced for each of the years involved. Although the Company currently intends to continue to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Board of Directors, with the consent of a majority of the shareholders, to revoke the REIT election. See "Federal Income Tax Considerations."

  REIT Minimum Distribution Requirements

     In order to avoid corporate income taxation of the earnings it distributes, the Company generally is required each year to distribute to its shareholders at least 95% of its net taxable income (excluding any net capital gain). In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its capital gain net income for that year, and (iii) 100% of its undistributed income from prior years.

     The Company has made and intends to continue to make distributions to its shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. The Company's income consists primarily of the Company's share of the income of the Partnership, and the Company's cash available for distribution consists primarily of the Company's share of cash distributions from the Partnership. Differences in timing between the recognition of taxable income and the receipt of cash available for distribution due to the seasonality of the hospitality industry could require the Company, through the Partnership, to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax.

     Distributions by the Partnership will be determined by the Board of Directors of the Company, as the sole general partner of the Partnership, and will be dependent on a number of factors, including the amount of the Partnership's cash available for distribution, the Partnership's financial condition, any decision by the Board of Directors to reinvest funds rather than to distribute such funds, the Partnership's capital expenditures, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant. See "Federal Income Tax Considerations -- Requirements for Qualification -- Distribution Requirements."

  Failure of the Partnership to be Classified as a Partnership for Federal Income Tax Purposes; Impact on REIT Status

     The Company has not requested, and does not expect to request, a ruling from the Service that the Partnership and RFS Financing will be classified as partnerships for federal income tax purposes. If the Service were to challenge successfully the tax status of the Partnership or RFS Financing as a partnership for federal income tax purposes, the Partnership or RFS Financing would be taxable as a corporation. In such event, the Company would cease to qualify as a REIT for a variety of reasons. Furthermore, the imposition of a corporate income tax on the Partnership or RFS Financing would substantially reduce the amount of cash available for distribution to the Company and its shareholders. See "Federal Income Tax Considerations -- Tax Aspects of the Partnership and RFS Financing."

OWNERSHIP LIMITATION

     In order for the Company to maintain its qualification as a REIT, no more than 50% in value of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year. Furthermore, if any shareholder or group of shareholders of a Lessee owns, actually or constructively, 10% or more of the stock of the Company, the Lessee could become a related party tenant, which likely would result in loss of REIT status for the Company. For the purpose of preserving the Company's REIT qualification, the Company's Charter prohibits direct or indirect ownership of more than 9.9% of the outstanding shares of any class of the Company's stock by any person or group (the "Ownership Limitation"), subject to adjustment as described below. Generally, the capital stock owned by affiliated owners will be aggregated for purposes of the Ownership Limitation.

     Any transfer of shares that would prevent the Company from continuing to qualify as a REIT under the Code will be void ab initio, and the intended transferee of such shares will be deemed never to have had an interest in such shares. Further, if, in the opinion of the Board of Directors, (i) a transfer of shares would result in any shareholder or group of shareholders acting together owning shares in excess of the Ownership Limitation or (ii) a proposed transfer of shares may jeopardize the qualification of the Company as a REIT under the Code, the Board of Directors may, in its sole discretion, refuse to allow the shares to be transferred to the proposed transferee. Finally, the Company may, in the discretion of the Board of Directors, redeem any stock held of record by any shareholder in excess of the Ownership Limitation.

     The Company's Charter sets the redemption price of the stock to be redeemed at the lesser of the market price on the date the Company provides written notice of redemption or the date such stock was purchased, subject to certain provisions of Tennessee law. Therefore, the record holder of stock in excess of the Ownership Limitation may experience a financial loss when such shares are redeemed, if the market price falls between the date of purchase and the date of redemption. See "Description of Capital Stock -- Charter and Bylaw Provisions -- Restrictions on Transfer" and "Federal Income Tax Considerations -- Requirements for Qualification."

                                   THE COMPANY


     The Company, a Tennessee corporation which was incorporated in 1993, was formed to acquire equity interests in hotels. The Company is a self-administered and self-managed equity REIT. The Partnership currently owns 61 Hotels located in 24 states with an aggregate of 8,713 rooms. In order for the Company to qualify as a REIT, neither the Company nor the Partnership can operate hotels. Therefore, the Partnership leases its Hotels to the Lessees pursuant to the Percentage Leases. The Percentage Leases are designed to allow the Company to participate in growth in room revenues at the Hotels by providing that a portion of room revenues in excess of specified amounts (subject to inflation adjustments) will be paid to the Partnership as Percentage Rent. The Company's executive offices are located at 850 Ridge Lake Boulevard, Suite 220, Memphis, Tennessee 38120 and its telephone number is (901) 767-7005.


THE LESSEES

     The Lessees lease the Hotels from the Partnership pursuant to similar Percentage Leases. Prior to February 27, 1996, all of the Company's hotels were leased to RFS, Inc. and substantially all of the equity interests of RFS, Inc. were owned by Robert M. Solmson and H. Lance Forsdick. Mr. Solmson is chairman of the Board and Chief Executive Officer of the Company and Mr. Forsdick is a director of the Company. Effective February 27, 1996, RFS, Inc. merged with a wholly-owned subsidiary of Doubletree, a publicly owned hotel management company and RFS, Inc. became a wholly-owned subsidiary of Doubletree. Certain of the Hotels are leased to subsidiaries of Doubletree other than RFS, Inc. Under the Percentage Leases, the Lessees generally are required to perform all operational and management functions necessary to operate the Hotels. Such functions include accounting, periodic reporting, ordering, supplies, advertising and marketing, maid service, laundry, and maintenance. The Lessees are entitled to all profits and cash flow from the Hotels after payment of rent under the Percentage Leases and other operating expenses.

     Pursuant to an agreement dated February 1, 1996 (the "Master Agreement"), the Company and the Partnership have granted to RFS, Inc. a right of first offer and right of first refusal (the "Right of First Refusal")) to lease hotels acquired or developed by the Partnership or the Company until February 27, 2006, subject to certain exceptions.

     The Partnership must rely on the Lessees to generate sufficient cash flow from the operation of the Hotels to enable the Lessees to meet the rent obligations under the Percentage Leases. The obligations of the Lessees under the Percentage Leases are unsecured.

     The Company intends to lease two of the hotels currently under development to an affiliate of Landcom Hospitality Management and one hotel currently under development to an affiliate of Pinnacle Hotel Group.

THE PARTNERSHIP

     The Company is the sole general partner of the Partnership (the "General Partner") and is the holder of an approximately 90.5% interest in the Partnership. The Limited Partners of the Partnership have the right to require the redemption of their Units. At the sole option of the Company, each Unit may be redeemed by the Company for either one share of Common Stock or cash equal to the fair market value thereof at the time of such redemption. The Company presently anticipates that it will elect to issue shares of the Company's Common Stock hereunder upon redemption of Units rather than pay cash. Upon redemption of outstanding Units, the Company's percentage ownership interest in the Partnership, which is based on the number of outstanding Units, will increase.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Under the Company's Charter (the "Charter"), the Company is authorized to issue 100,000,000 shares of Common Stock, $.01 par value, and 5,000,000 shares of Preferred Stock, $.01 par value. At May 31, 1997, there were 24,389,000 shares of Common Stock outstanding and 973,684 shares of Series A Preferred Stock outstanding.

     The following information with respect to the capital stock of the Company is subject to the detailed provisions of the Charter and the Company's Bylaws, as currently in effect. These statements do not purport to be complete, or to give full effect to the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Charter and Bylaws, which are exhibits to the Registration Statement.

COMMON STOCK

     Subject to the provisions of the Charter described under "Restrictions on Transfer of Capital Stock", the holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors. Except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of shares of Common Stock exclusively possess all voting power. The Charter does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders subject to rights of holders of any outstanding series of Preferred Stock. All shares of Common Stock issued are fully paid and nonassessable, and the holders thereof do not have preemptive rights.

     The Transfer Agent for the Common Stock is SunTrust Bank, Atlanta, Georgia. The Common Stock is traded on the New York Stock Exchange under the symbol "RFS." The Company will apply to the New York Stock Exchange to list the Redemption Shares, and the Company anticipates that such shares will be so listed.

PREFERRED STOCK

     Preferred Shares may be issued from time to time, in one or more series, as authorized by the Board of Directors. Prior to issuance of shares of each series, the Board of Directors will set for each such series, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each series. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions that could have the effect of delaying, deferring or preventing a takeover or other transaction which holders of some, or a majority, of the shares of Common Stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares of Common Stock over the then market price of such shares of Common stock.

     SERIES A PREFERRED STOCK. In February 1996, the Company issued 973,684 shares of Series A Preferred Stock ("Series A Preferred") to a wholly-owned subsidiary of Doubletree Corporation that is one of the Lessees. The Series A Preferred has a preference value of $19.00 per share (the "Preference Amount"). Each share of Series A Preferred is entitled to a fixed annual dividend of $1.45 per share payable when, as and if declared by the Board of Directors. Dividends on the Series A Preferred are cumulative. Accumulated but unpaid dividends on the Series A Preferred bear interest at a per annum rate of 7.6%. The Series A Preferred is senior to the Common Stock and any other capital stock of the Company which does not by its terms rank senior to or pari passu with the Series A Preferred with respect to dividends and payments in the event of liquidation, dissolution or winding up of the Company.

     The holders of Series A Preferred are entitled to that number of votes equal to the number of shares of Common Stock into which the Series A Preferred is convertible from time to time, as such number may be adjusted from time to time as described below. Currently, the holder of the Series A Preferred is entitled to one vote per share. The holders of the Series A Preferred will vote together as a group with the holders of the Common Stock on all matters submitted to the Company's shareholders for approval.

Any proposed amendment to the Company's Charter which creates a class of Preferred Stock ranking senior to the Series A Preferred requires the approval of the holders of 66-2/3% of the outstanding shares of Series A Preferred.

     Upon liquidation, dissolution or winding up of the Company, the holder of each share of Series A Preferred will be entitled to receive the Preference Amount plus all accrued but unpaid dividends through the date of liquidation, dissolution or winding up. Each share of Series A Preferred may be converted into one share of Common Stock, subject to adjustments for stock splits, stock dividends or similar events, at any time after February 27, 2003. Additionally, at any time after February 27, 2003, the Company may redeem the Series A Preferred for a price per share equal to the Preference Amount, plus all accrued and unpaid dividends to and including the date fixed for redemption, subject to the rights of the holder of Series A Preferred to convert the Series A Preferred to shares of the Company's Common Stock after notice to the holders thereof and opportunity for conversion. The holders of Series A Preferred are not entitled to any preemptive rights.

     If the Company no longer qualifies as a REIT, the Company must redeem all shares of Series A Preferred Stock held by the current holder for a price per share equal to the greater of (i) the Preference Amount or (ii) the weighted average of the sales prices for the Company's Common Stock for all transactions reported on the New York Stock Exchange, or other principal exchange on which the Company's Common Stock is then traded, during the ten (10) business days preceding the second business day prior to the date of redemption.


CHARTER AND BYLAW PROVISIONS

  Restrictions on Transfer

     For the Company to qualify as a REIT under the Code, it must meet certain requirements concerning the ownership of its outstanding stock. Specifically, no more than 50% in value of the Company's outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and the Company must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year. See "Federal Income Tax Considerations -- Requirements for Qualification." In addition, the Company must meet certain requirements regarding the nature of its gross income in order to qualify as a REIT. One such requirement is that at least 75% of the Company's gross income for each year must consist of rents from real property and income from certain other real property investments. The rents received by the Partnership from the Lessees will not qualify as rents from real property, which likely would result in loss of REIT status for the Company, if any shareholder or group of shareholders of the Lessee owns, directly or constructively, 10% or more of the stock of the Company. See "Federal Income Tax Considerations -- Requirements for Qualification -- Income Tests." Because the Board of Directors believes it is essential for the Company to continue to qualify as a REIT, the Company's Charter contains a provision limiting the ownership of shares of the Company's stock (the "Ownership Limitation Provision").

     The Ownership Limitation Provision provides that, subject to certain exceptions specified in the Charter, no shareholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of any class of the outstanding stock of the Company (the "Ownership Limitation"). The Board of Directors may, but in no event is required to, waive the Ownership Limitation if evidence satisfactory to the Board of Directors is presented that such ownership will not jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company. If shares of stock in excess of the Ownership Limitation are issued or transferred to any person, or if a transfer or proposed transfer causes or would cause the Company to be beneficially owned by fewer than 100 persons, such issuance or transfer shall be null and void, and the intended transferee will acquire no rights to the stock.

     The Ownership Limitation Provision will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the Ownership Limitation Provision would require an amendment to the Charter. Amendments to the Charter require the affirmative vote of holders owning a majority of the outstanding Common Stock. In addition to preserving the Company's status as a REIT, the Ownership Limitation may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors. All certificates representing shares of Common Stock will bear a legend referring to the restrictions described above.

     All persons who own, directly or by virtue of the attribution provisions of the Code, more than 9.9% of the outstanding capital stock and any shareholder requested by the Company must file an affidavit with the Company containing the information specified in the Charter with respect to their ownership of Common Stock upon demand of the Board of Directors. In addition, each shareholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

     Any transfer of shares which would prevent the Company from continuing to qualify as a REIT under the Code will be void ab initio to the fullest extent permitted under applicable law, and the intended transferee of such shares will be deemed never to have had an interest in such shares. Further, if, in the opinion of the Board of Directors, (i) a transfer of shares would result in any shareholder or group of shareholders acting together owning in excess of the Ownership Limitation or (ii) a proposed transfer of shares may jeopardize the qualification of the Company as a REIT under the Code, the Board of Directors may, in its sole discretion, refuse to allow the shares to be transferred to the proposed transferee. Finally, the Company may, in the discretion of the Board of Directors, redeem any stock held of record by any shareholder in excess of the Ownership Limitation, for a price equal to the lesser of (i) the market price on the date of notice of redemption; (ii) the market price on the date of purchase; or (iii) the maximum price allowed under the applicable provisions of the Tennessee Code.

  Staggered Board of Directors

     The Charter provides that the Board of Directors is divided into three classes of directors, each class constituting approximately one-third of the total number of directors and with the classes serving staggered three-year terms. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. The Company believes, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure continuity and stability of the Company's management and policies.

     The classification provisions also could have the effect of discouraging a third party from accumulating large blocks of the Company's stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

  Number of Directors; Removal; Filling Vacancies

     The Charter and Bylaws provide that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will consist of not less than three nor more than nine persons, subject to increase or decrease by the affirmative vote of 80% of the members of the entire Board of Directors. At all times a majority of the directors shall be Independent Directors, except that upon the death, removal or resignation of an Independent Director, such requirement shall not be applicable for 60 days. There are eight directors currently, six of whom are Independent Directors. The holders of Common Stock shall be entitled to vote on the election or removal of directors, with each share entitled to one vote. The Bylaws provide that, subject to any rights of holders of Preferred Stock, and unless the Board of Directors otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum, provided that Independent Directors shall nominate and approve directors to fill vacancies created by Independent Directors. Accordingly, the Board of Directors could temporarily prevent any shareholder entitled to vote from enlarging the Board of Directors and filling the new directorships with such shareholder's own nominees. Any director so elected shall hold office until the next annual meeting of shareholders.

     A director may be removed with or without cause by the affirmative vote of the holders of 75% of the outstanding shares entitled to vote in the election of directors at a special meeting of the shareholders called for the purpose of removing him.

  Limitation of Liability; Indemnification

     The Charter provides that to the maximum extent that Tennessee law in effect from time to time permits limitation of the liability of directors and officers, no director or officer of the Company shall be liable to the Company or its shareholders for money damages.

     The Charter provides that the Company shall, to the fullest extent permitted by Tennessee law, indemnify any director, officer, employee or agent against any expense incurred by such person if the disinterested directors, the shareholders or independent legal counsel determine that such person conducted himself in good faith and (a) reasonably believed, in the case of conduct in his official capacity with the Company, that his conduct was in the Company's best interest and in all other cases, that his conduct was at least not opposed to the Company's best interest and (b) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

     Any indemnification by the Company pursuant to the provisions of the Charter described above shall be paid out of the assets of the Company and shall not be recoverable from the shareholders. To the extent that the foregoing indemnification provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Commission such indemnification is contrary to public policy and is, therefore, unenforceable.

  Amendment

     The Company's Charter may be amended by the affirmative vote of the holders of a majority of the shares of the Common Stock present at a meeting at which a quorum is present, with the shareholders voting as a class with one vote per share; provided, however, that the Charter provision providing for the classification of the Board of Directors into three classes may not be amended, altered, changed or repealed without the affirmative vote of at least 80% of the members of the Board of Directors or the affirmative vote of holders of at least 75% of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting separately as a class. The Company's Bylaws may be amended by the Board of Directors or by vote of the holders of a majority of the outstanding shares of Common Stock, provided that provisions with respect to the staggered terms of the Board of Directors cannot be amended without the affirmative vote of 80% of the members of the entire Board of Directors or the holders of 75% of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting separately as a class.

  Operations

     Pursuant to its Charter, the Board of Directors has a duty to ensure that the Company meets the qualification requirements for a REIT under the Code.

TENNESSEE ANTI-TAKEOVER STATUTES

     In addition to certain of the Company's Charter provisions discussed above, Tennessee has adopted a series of statutes which may deter takeover attempts or tender offers, including offers or attempts that might result in the payment of a premium over the market price for the Common Stock or that a shareholder might otherwise consider in its best interest.

     Under the Tennessee Investor Protection Act, unless a company's board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within one year prior to the proposed takeover offer, may offer to acquire any class of equity securities of an offeree company pursuant to a tender offer if, after the acquisition thereof, the offeror would be directly or indirectly a beneficial owner of more than 10% of any class of outstanding equity securities of the offeree company (a "Takeover Offer"). However, this prohibition does not apply if the offeror, before making such purchase, has made a public announcement of his intention with respect to changing or influencing the management or control of the offeree company, has made a full, fair and effective disclosure of such intention to the person from whom he intends to acquire such securities, and has filed with the Tennessee Commissioner of Commerce and Insurance (the "Commissioner") and with the offeree company a statement signifying such intentions and containing such additional information as the Commissioner by rule prescribes. Such an offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a Takeover Offer may be withdrawn by or on behalf of an offeree at any time within seven days from the date the Takeover Offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the Takeover Offer has become effective. If an offeror makes a Takeover Offer for less than all the outstanding equity securities of any class, and if the number of securities tendered is greater than the number the offeror has offered to accept and pay for, the securities shall be accepted pro rata. If an offeror varies the terms of a Takeover Offer before its expiration date by increasing the consideration offered to shareholders of the offeree company, the offeror shall pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the Takeover Offer.

     Under the Tennessee Business Combination Act, subject to certain exceptions, no Tennessee corporation may engage in any "business combination" with an "interested shareholder" for a period of five years following the date that such shareholder became an interested shareholder unless prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder. Consummation of a business combination that is subject to the five-year moratorium is permitted after such period when the transaction
(a) (i) complies with all applicable charter and bylaw requirements and (ii) is approved by the holders of two-thirds of the voting stock not beneficially owned by the interested shareholder, and (b) meets certain fair price criteria. "Business combination" is defined by the statute as being any (i) merger or consolidation; (ii) share exchange; (iii) sale, lease, exchange, mortgage, pledge or other transfer of assets representing 10% or more of (A) the aggregate market value of the corporation's consolidated assets, (B) the aggregate market value of the corporation's shares, or (C) the corporation's consolidated net income; (iv) issuance or transfer of shares from the corporation to the interested shareholder; (v) plan of liquidation or dissolution proposed by the interested shareholder; (vi) transaction or recapitalization which increases the proportionate share of any outstanding voting securities owned or controlled by the interested shareholder; or (vii) financing arrangement whereby any interested shareholder receives, directly or indirectly, a benefit except proportionately as a shareholder. "Interested shareholder" is defined as being
(i) any person that is the beneficial owner of 10% or more of the voting power of any class or series of outstanding voting stock of the corporation or (ii) an Affiliate or associate of the corporation who at any time within the five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of any class or series of the outstanding stock of the corporation.

     The Tennessee Greenmail Act prohibits a Tennessee corporation from purchasing, directly or indirectly, any of its shares at a price above the market value of such shares (defined as the average of the highest and lowest closing market price for such shares during the 30 trading days preceding the purchase and sale or preceding the commencement or announcement of a tender offer if the seller of such shares has commenced a tender offer or announced an intention to seek control of the corporation) from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by such corporation or the corporation makes an offer, of at least equal value per share, to all holders of shares of such class.

                      DESCRIPTION OF THE PARTNERSHIP UNITS

GENERAL


     Substantially all of the Company's assets are held by, and all of its operations are conducted through, the Partnership and subsidiaries of the Partnership. The Company is the sole general partner of the Partnership (the "General Partner") and holds at May 31, 1997 approximately 90.5% of the issued Units therein. The remaining approximately 9.5% of the issued Units are held by limited partners of the Partnership (the "Limited Partners"). The material terms of the Units, including a summary of certain provisions of the Partnership Agreement, are set forth below. The following description of the terms and provisions of the Units and certain other matters does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of Tennessee law and the Partnership Agreement. For a comparison of the voting and other rights of holders of Units and the Company's shareholders, see "Redemption of Units -- Comparison of Ownership of Units and Common Stock."


     Through the ownership of Units, the Limited Partners hold interests in the Partnership and all holders of Units (including the Company in its capacity as General Partner) are entitled to share in cash distributions from, and in the profits and losses of, the Partnership. The Company owns a number of Units equal to the number of shares of Common Stock outstanding and owns Series A Preferred Units equal to the number of shares of Series A Preferred Stock outstanding and having economic terms comparable to the Series A Preferred Stock outstanding. Distributions by the Partnership are made proportionately among the Units allocable to the Common Stock and the Series A Preferred, respectively. As a result, each Unit generally receives distributions in the same amount as the cash dividends paid by the Company on each share of Common Stock or Series A Preferred, as applicable.

     The Limited Partners have the rights to which limited partners are entitled under the Tennessee Revised Uniform Limited Partnership Act ("TRULPA"). The Units are not registered pursuant to the federal securities laws or any state securities law. The Units cannot be sold, assigned, hypothecated, pledged, transferred or otherwise disposed of by a holder unless they are so registered or an exemption from such registration is available. In addition, the Partnership Agreement imposes restrictions on the transfer of Units, as described below.

MANAGEMENT AND OPERATIONS

     The Partnership is organized as a Tennessee limited partnership under TRULPA pursuant to the terms of the Partnership Agreement. Pursuant to the Partnership Agreement, the Company, as the sole General Partner of the Partnership, has full, exclusive and complete responsibility and discretion in the management and control of the Partnership, and the Limited Partners have no authority to transact business for, or participate in the management activities or decisions of, the Partnership.

     The Partnership Agreement requires that the Partnership be operated in a manner that will enable the Company to satisfy the requirements for being classified as a REIT and to avoid any federal income tax liability.

ABILITY TO ENGAGE IN OTHER BUSINESSES; CONFLICTS OF INTEREST

     Subject to the terms of the Company's Charter and any agreements between the General Partner and the Partnership, the General Partner and other persons (including officers, directors, employees, agents and other affiliates of the Company) are not prohibited under the Partnership Agreement from engaging in other business activities, including business activities substantially similar or identical to those of the Partnership, and the General Partner will not be required to present any business opportunities to the Partnership or to any Limited Partner.

BORROWING BY THE PARTNERSHIP

     The General Partner is authorized under the Partnership Agreement to cause the Partnership to borrow money and to issue and guarantee debt as it deems necessary for the conduct of the activities of the Partnership. Such debt may be secured by deeds to secure debt, mortgages, deeds of trust, pledges or other liens on the assets of the Partnership. The General Partner may also cause the Partnership to borrow money to enable the Partnership to make distributions in an amount sufficient to permit the General Partner, so long as it qualifies as a REIT, to avoid payment of federal income tax.

REIMBURSEMENT OF GENERAL PARTNER; TRANSACTIONS WITH THE GENERAL PARTNER AND ITS AFFILIATES

     The General Partner receives no compensation for its services as the general partner of the Partnership. However, as a partner in the Partnership, the General Partner has the same right to allocations, payments and distributions as other partners of the Partnership. In addition, the Partnership will reimburse the General Partner for all expenses it incurs relating to the ownership and operation of, or for the benefit of, the Partnership and any offering of Units, other partnership interests or shares of the Company's Common Stock.

     Except as expressly permitted by the Partnership Agreement, neither the General Partner nor any of its affiliates will sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are determined by the General Partner in good faith, in its sole and absolute discretion, to be fair and reasonable.

LIABILITY OF GENERAL PARTNER AND LIMITED PARTNERS

     The General Partner is liable for all general obligations of the Partnership to the extent not paid by the Partnership. The General Partner is not liable for the non-recourse obligations of the Partnership.

     The Limited Partners are not required to make further capital contributions to the Partnership after their respective initial contributions are fully paid. Assuming that a Limited Partner acts in conformity with the provisions of the Partnership Agreement, the liability of the Limited Partner for obligations of the Partnership under the Partnership Agreement and TRULPA will be limited, subject to certain possible exceptions, to the loss of the Limited Partner's investment in the Partnership.

     The Partnership is qualified to conduct business in each state in which the ownership of its properties requires such qualification and may qualify to conduct business in other jurisdictions. Maintenance of limited liability may require compliance with certain legal requirements of those jurisdictions and certain other jurisdictions. Limitations on the liability of a limited partner for the obligations of a limited partnership have not been clearly established in many states. Accordingly, if it were determined that the right, or exercise of the right by the Limited Partners, to make certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted "control" of the Partnership's business for the purposes of the statutes of any relevant state, the Limited Partners might be held personally liable for the Partnership's obligations.

EXCULPATION AND INDEMNIFICATION OF THE GENERAL PARTNER

     The Partnership Agreement generally provides that the General Partner will incur no liability for monetary damages to the Partnership or any Limited Partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the General Partner acted in good faith. In addition, the General Partner is not responsible for any misconduct or negligence on the part of its agents, provided the General Partner appointed such agents in good faith. The General Partner may consult with legal counsel, accountants, consultants, real estate brokers and other consultants and advisors, and any action it takes or omits to take in reliance upon the opinion of such persons, as to matters which the General Partner reasonably believes to be within their professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

     The Partnership Agreement also provides for indemnification of the General Partner, the directors and officers of the General Partner, and such other persons as the General Partner may from time to time designate, against any and all losses, claims, damages, liabilities (joint or several), expenses (including reasonable legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of the Partnership in which such person may be involved, or is threatened to be involved, provided that the Partnership shall not indemnify any such persons if it is established that (i) the act or omission of such person was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty,
(ii) such person actually received an improper personal benefit in money, property or services, or (iii) in the case of any criminal proceeding, such person had reasonable cause to believe that the act or omission was unlawful.

SALE OF ASSETS

     Under the Partnership Agreement, the General Partner generally has the exclusive authority to determine whether, when and on what terms the assets of the Partnership (including the Hotels) will be sold.

TRANSFER OF GENERAL PARTNER'S INTEREST

     The General Partner may not transfer any of its interests as general or limited partner except in connection with a merger or sale of all or substantially all of its assets. The General Partner may not sell all or substantially all of its assets, or enter into a merger, unless the sale or merger includes the sale of all or substantially all of the assets of, or the merger of, the Partnership with partners of the Partnership receiving substantially the same consideration as holders of shares of Common Stock.

TRANSFERABILITY OF INTERESTS

     The General Partner may not voluntarily withdraw from the Partnership or transfer its interest in the Partnership unless the transaction in which such withdrawal or transfer occurs results in the Limited Partners receiving property in an amount equal to the amount they would have received had they exercised their Redemption Rights immediately prior to such transaction, or unless the successor to the General Partner contributes substantially all of its assets as a capital contribution to the Partnership in return for an interest in the Partnership. Except in certain limited circumstances, the Limited Partners may not transfer their interests in the Partnership without the consent of the General Partner, which the General Partner may withhold in its sole discretion. The General Partner may not consent to any transfer that would cause the Partnership to be treated as a separate corporation for federal income tax purposes or that would require registration of the Limited Partner's Units under the Securities Act or would otherwise violate federal or state securities laws. The General Partner may require, as a condition of any transfer, that the transferring Limited Partner assume all costs incurred by the Partnership in connection with such transfer.

REDEMPTION RIGHTS FOR LIMITED PARTNERSHIP UNITS


     The Limited Partners' Redemption Rights enable them to cause the redemption of their Units for cash or, at the option of the Company, for shares of Common Stock on a one-for-one basis. The redemption price will be paid in cash in the event that the issuance of Common Stock to the redeeming Limited Partner (i) would cause the Ownership Limitation to be exceeded by such partner, or any other person (unless this condition is expressly waived by the Company for a particular redemption transaction), or (ii) otherwise would jeopardize the REIT status of the Company. The aggregate number of Units currently held by Limited Partners is 2,569,609. The number of shares issuable upon exercise of the Redemption Rights will be adjusted upon the issuance of additional Units to existing or new Limited Partners or the occurrence of stock splits, mergers, consolidations or similar pro rata share transactions, which otherwise would have the effect of diluting the ownership interests of the Limited Partners or the shareholders of the Company.


NO WITHDRAWAL BY LIMITED PARTNERS

     No Limited Partner has the right to withdraw from or reduce or receive the return of his capital contribution to the Partnership, except as a result of the redemption or transfer of his Units pursuant to the terms of the Partnership Agreement.

ISSUANCE OF ADDITIONAL LIMITED PARTNERSHIP INTERESTS

     The General Partner is authorized, without the consent of the Limited Partners, to cause the Partnership to issue additional Units to the partners or to other persons for such consideration and on such terms and conditions as the General Partner deems appropriate. In addition, the General Partner may cause the Partnership to issue to the General Partner additional Units, or other additional partnership interests in different series or classes which may be senior to the Units, in conjunction with an offering of securities of the Company having substantially similar rights, in which the proceeds thereof are contributed to the Partnership. Consideration for additional partnership interests may be cash or any property or other assets permitted by TRULPA.

MEETINGS

     The Partnership Agreement does not provide for annual meetings of the Limited Partners, and the General Partner does not anticipate calling such meetings.

AMENDMENT OF PARTNERSHIP AGREEMENT

     Amendments to the Partnership Agreement may, with four exceptions, be made by the General Partner without the consent of the Limited Partners. Any amendment to the Partnership Agreement which would (i) affect the Redemption Rights, (ii) adversely affect the rights of the Limited Partners to receive distributions payable to them under the Partnership Agreement, (iii) alter the Partnership's profit and loss allocations or (iv) impose any obligation upon the Limited Partners to make additional capital contributions to the Partnership shall require the consent of each Limited Partner adversely affected.

BOOKS AND REPORTS

     The General Partner is required to keep the Partnership's books and records at the specified principal office of the Partnership. The Limited Partners have the right, subject to certain limitations, to inspect or to receive copies of the Partnership's federal, state and local tax returns, a list of the partners and their last known business addresses, the Partnership Agreement, the Partnership certificate and all amendments thereto, information about the capital contributions of each of the partners and any other documents and information required under TRULPA. Any partner or his duly authorized representative, upon paying duplicating, collection and mailing costs, is entitled to inspect or copy such records during ordinary business hours.

     The General Partner will furnish to each Limited Partner, within 90 days after the close of each fiscal year, an annual report containing financial statements of the Partnership (or the Company, if consolidated financial statements including the Partnership are prepared) for each fiscal year. The financial statements will be audited by a nationally recognized firm of independent public accountants selected by the General Partner. In addition, within 45 days after the close of each fiscal quarter (other than the fourth quarter), the General Partner will furnish to each Limited Partner a report containing quarterly unaudited financial statements of the Partnership (or the Company) and such other information as may be required by applicable law or regulation or as the General Partner deems appropriate.

     The General Partner will use reasonable efforts to furnish to each Limited Partner, within 75 days after the close of each fiscal year of the Partnership, the tax information reasonably required by the Limited Partners for federal and state income tax reporting purposes.

CAPITAL CONTRIBUTION

     The Company has contributed to the Partnership the net proceeds of the issuances of Common Stock and Series A Preferred as capital contributions in exchange for Units. The Company holds at May 31, 1997 an approximately 90.5% general partnership interest in the Partnership and the Limited Partners' aggregate interest is approximately 9.5%. Upon each contribution of capital to the Partnership, the property of the Partnership has been revalued to its fair market value (based on the market price per share of the Common Stock at the time, and the capital accounts of the partners have been adjusted to reflect the manner in which the unrealized gain inherent in such property would be allocated among the partners under the terms of the Partnership Agreement if there were a taxable disposition of such property for such fair market value on the date of the revaluation. The Partnership Agreement provides that if the Partnership requires additional funds at any time or from time to time in excess of funds available to the Partnership from borrowing or capital contributions, the General Partner may borrow such funds from a financial institution or other lender and lend such funds to the Partnership on the same terms and conditions as are applicable to the General Partner's borrowing of such funds. As an alternative to borrowing funds required by the Partnership, the General Partner may contribute the amount of such required funds as an additional capital contribution to the Partnership. If the General Partner so contributes additional capital to the Partnership, the General Partner will receive additional Units, and the General Partner's percentage interest in the Partnership will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of the Partnership at the time of such contributions. Conversely, the percentage interests of the Limited Partners will be decreased on a proportionate basis in the event of additional capital contributions by the General Partner. In addition, if the General Partner contributes additional capital to the Partnership, the General Partner will revalue the property of the Partnership to its fair market value (as determined by the General Partner), and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the Partnership Agreement if there were a taxable disposition of such property for such fair market value on the date of the revaluation.

TAX MATTERS; PROFIT AND LOSS ALLOCATIONS

     Pursuant to the Partnership Agreement, the General Partner is the tax matters partner of the Partnership and, as such, has the authority to handle tax audits and to make tax elections under the Code on behalf of the Partnership.

     Profit and loss of the Partnership generally will be allocated among the partners in accordance with their respective interests in the Partnership based on the number of Units held by the partners.

DISTRIBUTIONS


     In connection with the Company's issuance of the Series A Preferred and the contribution of the proceeds therefrom to the Partnership, the Partnership issued to the Company Series A Preferred Units having distribution and performance characteristics identical to the Series A Preferred. Quarterly distributions by the Partnership with respect to the Series A Preferred Units provide the Company the funds necessary to make distributions with respect to the Series A Preferred.


     The Partnership Agreement provides that the Partnership shall distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of the Partnership's property in connection with the liquidation of the Partnership) quarterly, in amounts determined by the General Partner in its sole discretion, to the partners in accordance with their respective percentage interests in the Partnership. Upon liquidation of the Partnership, after payment of, or adequate provision for, debts and obligations of the Partnership, including any partner loans, any remaining assets of the Partnership will be distributed to all partners with positive capital accounts in accordance with their respective positive capital account balances. If the General Partner has a negative balance in its capital account following a liquidation of the Partnership, it will be obligated to contribute cash to the Partnership equal to the negative balance in its capital account.

TERM

     The Partnership will continue until December 31, 2050, or until sooner dissolved upon (i) the bankruptcy, dissolution or withdrawal of the General Partner (unless the Limited Partners elect to continue the Partnership by electing by unanimous consent a substitute General Partner within 90 days of such occurrence), (ii) the sale or other disposition of all or substantially all the assets of the Partnership, (iii) the redemption of all limited partnership interests in the Partnership, or (iv) the election by the General Partner. Upon dissolution and termination of the Partnership, the General Partner or any liquidator will proceed to liquidate the assets of the Partnership after payment of, or adequate provision is made for, all debts and obligations of the Partnership in the order of priority set forth in the Partnership Agreement. To the extent deemed advisable by the General Partner, appropriate arrangements, including the use of a liquidating trust, may be made to ensure that adequate funds are available to pay any contingent debts or obligations.

                        SHARES AVAILABLE FOR FUTURE SALE



     As of May 31, 1997, the Company had outstanding 24,389,000 shares of Common Stock, all of which (other than those held by affiliates of the Company) are tradeable without restriction under the Securities Act. All of the 2,244,934 Redemption Shares and the 324,675 Secondary Shares that may be issued or sold hereunder from time to time will be tradeable without restriction under the Securities Act. See "Registration Rights." In addition, at May 31, 1997, the Company had reserved for issuance an aggregate of 1,785,000 shares pursuant to awards under the Company's 1993 Restricted Stock and Stock Option Plan.


     Shares issued to executive officers, key employees and directors pursuant to the 1993 Plan, and shares issued to the Plan are "restricted" securities under the meaning of Rule 144 promulgated under the Securities Act ("Rule 144") and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. In general, under Rule 144 as currently in effect, a person who has beneficially owned his shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding Common Stock or of the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. After shares are held for two years, any person who is not deemed to be an "Affiliate" of the Company at any time during the 90 days preceding a sale is entitled to sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. Sales of shares by affiliates will continue to be subject to the volume limitations.

     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, may affect adversely prevailing market prices of the Common Stock. See "Risk Factors -- Effect on Share Price of Shares Available for Future Sale."

                              SELLING SHAREHOLDERS


     Selling Shareholders are those persons and entities named below who may receive shares of Common Stock upon redemption of Units currently held by such persons and entities. Because the Selling Shareholders may redeem all, some or none of their Units, and may receive, at the Company's option, cash rather than shares of Common Stock upon such redemptions, no estimate can be made of the aggregate number of Secondary Shares which may be offered and sold by the Selling Shareholders pursuant to this Prospectus. In the table below, all Selling Shareholders are assumed to have redeemed all of their Units and received Secondary Shares therefor, and to be selling all such Secondary Shares pursuant to this Prospectus. The table sets forth as of May 31, 1997, and as adjusted to reflect the sale of all the Secondary Shares, certain information regarding the Selling Shareholders' ownership of shares of Common Stock.



                                                                                                      Percent of Outstanding
                                           Prior to Offering               After Offering(4)             Common Stock(4)
                                 -----------------------------------       -----------------         -------------------------
                              Shares of Common
                                Stock and          Secondary Shares             Shares               Prior to         After
Selling Shareholder            Units Owned      Registered Hereunder(6)         Owned                Offering        Offering
-------------------            -----------      -----------------------         -----                --------       ----------
H. Lance Forsdick, Sr.(1)        443,573(5)          20,573                     423,000                1.7%            1.6%
Robert M. Solmson(2)             582,709(5)           5,609                     577,100                2.2%            2.1%
The Robert M. Solmson              7,086(6)           7,086                       -0-                   (3)             (3)
  Trust
RFS, Inc.                        112,903(5)          77,903                      35,000                 (3)             (3)
Michael H. Dubroff                37,503(6)          37,503                       -0-                   (3)             (3)
Charles M. Dubroff                36,853(6)          36,853                       -0-                   (3)             (3)
Michael Family Partnership        90,294(6)          90,294                       -0-                   (3)             (3)
Dubroff Family Partnership        47,417(6)          47,417                       -0-                   (3)             (3)
Dubfam, Inc.                       1,437(6)           1,437                       -0-                   (3)             (3)
                                 -------             ------                     -------
Total Selling
 Shareholders                  1,359,775            324,675                   1,035,100


--------------------


(1) Mr. Forsdick has been a director of the Company since the Company was formed in 1993.
(2) Mr. Solmson is Chairman of the Board of the Company, a position that he has held since the Company was formed in 1993.
(3) Represents less than 1% of all outstanding shares of Common Stock of the company.
(4) Assumes all Units currently held by the Selling Shareholder are redeemed for shares of Common Stock and such shares are sold as Secondary Shares hereunder.
(5) Includes 20,573, 5,609 and 77,903 Units currently owned by Mr. Forsdick, Mr. Solmson and RFS, Inc. respectively.
(6)  Represents Units currently owned by the named person or entity.

                               REDEMPTION OF UNITS

GENERAL

     Pursuant to the Redemption Rights each Limited Partner may, subject to certain limitations, require that the Partnership redeem all or a portion of his Units at any time by delivering a notice of exercise of redemption right to the Partnership. Upon redemption, the Partnership may elect to deliver to the Limited Partner in redemption of the Units, either (i) a number of shares of Common Stock equal to the number of Units redeemed (subject to certain anti-dilution adjustments) or (ii) cash in an amount equal to the market value of the number of such shares of Common Stock. The market value of the Common Stock for this purpose will be equal to the average of the closing trading prices of the Company's Common Stock (or substitute information, if no such closing price is available) for the ten consecutive trading days before the day on which the redemption notice was received by the Partnership.


     In lieu of the Partnership redeeming Units, the Company, in its sole discretion, has the right to assume directly and satisfy the Partnership's redemption obligation described in the preceding paragraph. The Company anticipates that it generally will elect to assume directly and satisfy any redemption right exercised by a Limited Partner through the issuance of shares of Common Stock by the Company (including Redemption Shares issued pursuant to this Prospectus), whereupon the Company will acquire the Units being redeemed. Such an acquisition will be treated as a sale of the Units to the Company for federal income tax purposes. See "-- Tax Consequences of Redemption." Upon redemption, a Limited Partner's right to receive distributions with respect to the Units redeemed will cease.


     A Limited Partner must notify the Company, as the General Partner, of his desire to require the Partnership to redeem Units by sending a notice of exercise of redemption right, in the form attached as an exhibit to the Partnership Agreement, a copy of which is available from the Company.

TAX CONSEQUENCES OF REDEMPTION

     The following discussion summarizes certain federal income tax considerations that may be relevant to a Limited Partner who exercises his right to require the redemption of his Units.

     Tax Treatment of Redemption of Units. If the Company assumes and performs the redemption obligation, the Partnership Agreement provides that the redemption will be treated by the Company, the Partnership and the redeeming Limited Partner as a sale of Units by such Limited Partner to the Company at the time of such redemption. In that event, such sale will be fully taxable to the redeeming Limited Partner and such redeeming Limited Partner will be treated as realizing for tax purposes an amount equal to the sum of the cash or the value of the Common Stock received in connection with the redemption plus the amount of any Partnership liabilities allocable to the redeemed Units at the time of the redemption. The determination of the amount of gain or loss is discussed more fully below. If the Company does not elect to assume the obligation to redeem a Limited Partner's Units and the Partnership redeems such Units for cash or shares of Common Stock that the Company contributes to the Partnership to effect such redemption, the redemption likely would be treated for tax purposes as a sale of such Units to the Company in a fully taxable transaction, although the matter is not free from doubt. In that event, the redeeming Limited Partner would be treated as realizing an amount equal to the sum of the cash or the value of the shares of Common Stock received in connection with the redemption plus the amount of any Partnership liabilities allocable to the redeemed Units at the time of the redemption. The determination of the amount of gain or loss in the event of sale treatment is discussed more fully below.

     If the Partnership chooses to redeem a Limited Partner's Units for cash that is not contributed by the Company to effect the redemption, the tax consequences would be the same as described in the previous paragraph, except that if the Partnership redeems less than all of a Limited Partner's Units, the Limited Partner would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash, plus the amount of any Partnership liabilities allocable to the redeemed Units, exceeded the Limited Partner's adjusted basis in all of such Limited Partner's Units immediately before the redemption.

     Tax Treatment of Disposition of Units by Limited Partner Generally. If a Unit is redeemed in a manner that is treated as a sale of the Unit, or a Limited Partner otherwise disposes of a Unit, the determination of gain or loss from sale or other disposition will be based on the difference between the amount considered realized for tax purposes and the tax basis in such Unit. See "--Basis of Units." Upon the sale of a Unit, the "amount realized" will be measured by the sum of the cash and fair market value of other property (e.g., Redemption Shares) received plus the amount of any Partnership liabilities allocable to the Unit sold. To the extent that the amount of cash or property received plus the allocable share of any Partnership liabilities exceeds the Limited Partner's basis for the Unit disposed of, such Limited Partner will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash and the value of any other property (e.g., Redemption Shares) received upon such disposition.

     Except as described below, any gain recognized upon a sale or other disposition of Units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of a Unit attributable to a Limited Partner's share of "unrealized receivables" of the Partnership (as defined in Section 751 of the Code) exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in Partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the Partnership had sold its assets at their fair market value at the time of the transfer of a Unit.

     Basis of Units. In general, a Limited Partner who was deemed at the time of the transactions resulting in the issuance of the Units to have received his Units upon liquidation of a partnership had an initial tax basis in his Units ("Initial Basis") equal to his basis in his partnership interest at the time of such liquidation. Similarly, in general, a Limited Partner who at the time of the transactions resulting in the issuance of the Units contributed a partnership interest in exchange for his Units had an Initial Basis in the Units equal to his basis in the contributed partnership interest. A Limited Partner who purchased his Units had an Initial Basis in the Units equal to the purchase price. A Limited Partner's Initial Basis in his Units generally is increased by
(i) such Limited Partner's share of Partnership taxable income and (ii) increases in his share of liabilities of the Partnership (including any increase in his share of liabilities occurring in connection with the transactions resulting in the issuance of the Units). Generally, such Limited Partner's basis in his Units is decreased (but not below zero) by (A) his share of Partnership distributions, (B) decreases in his share of liabilities of the Partnership (including any decrease in his share of liabilities of the Partnership occurring in connection with the transactions resulting in the issuance of the Units), (C) his share of losses of the Partnership and (D) his share of nondeductible expenditures of the Partnership that are not chargeable to capital.

     Potential Application of Disguised Sale Regulations to a Redemption of Units. There is a risk that a redemption of Units may cause the original transfer of property to the Partnership in exchange for Units to be treated as a "disguised sale" of property. The Code and the Treasury Regulations thereunder (the "Disguised Sale Regulations") generally provide that, unless one of the prescribed exceptions is applicable, a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (including the assumption of or taking subject to a liability) from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. Further, the Disguised Sale Regulations provide generally that, in the absence of an applicable exception, if money or other consideration is transferred by a partnership to a partner within two years of the partner's contribution of property, the transactions are, when viewed together, presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. The Disguised Sale Regulations also provide that if two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale.

     Accordingly, if a Unit is redeemed, the Service could contend that the Disguised Sale Regulations apply because the Limited Partner will thus receive cash or shares of Common Stock subsequent to his previous contribution of property to the Partnership. In that event, the Service could contend that the transactions in connection with the issuance of the Units themselves were taxable as a disguised sale under the Disguised Sale Regulations. Any gain recognized thereby may be eligible for installment reporting under Section 453 of the Code, subject to certain limitations.


COMPARISON OF OWNERSHIP OF UNITS AND SHARES OF COMMON STOCK

     Generally, the nature of an investment in shares of Common Stock of the Company is substantially equivalent economically to an investment in Units in the Partnership. Since the Partnership makes distributions to its partners on a per Unit basis and the Company owns one Unit for each outstanding share of Common Stock and one Series A Preferred Unit for each outstanding share of Series A Preferred Stock, a holder of a share of Common or Preferred Stock generally receives the same distribution that a holder of the applicable Unit receives, and shareholders and Unit holders generally share in the risks and rewards of ownership in the enterprise being conducted by the Company (through the Partnership). However, there are some differences between ownership of Units and ownership of stock, some of which may be material to investors.

     The information below highlights a number of the significant differences between the Partnership and the Company relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and federal income taxation, and compares certain legal rights associated with the ownership of Units and Common Stock, respectively. These comparisons are intended to assist Limited Partners of the Partnership in understanding how their investment will be changed if their Units are redeemed for Common Stock. THIS DISCUSSION IS SUMMARY IN NATURE AND DOES NOT CONSTITUTE A COMPLETE DISCUSSION OF THESE MATTERS. HOLDERS OF UNITS SHOULD CAREFULLY REVIEW THE BALANCE OF THIS PROSPECTUS AND THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART FOR ADDITIONAL IMPORTANT INFORMATION ABOUT THE COMPANY.

     Form of Organization and Assets Owned. The Partnership is organized as a Tennessee limited partnership under TRULPA. The Company is a Tennessee corporation. The Company elected to be taxed as a REIT under the Code commencing with its taxable year ended December 31, 1993 and intends to maintain its qualification as a REIT. The Company's principal asset is its ownership interest in the Partnership, thereby giving the Company an investment in the hotel properties and other assets owned by the Partnership.

     Length of Investment. The Partnership has a stated termination date of December 31, 2050, although it may be terminated earlier under certain circumstances. See "The Company -- The Partnership" and "Description of Units -- Term." The Company has a perpetual term and intends to continue its operations for an indefinite time period.

     Purpose and Permitted Investments. The purpose of the Partnership includes the conduct of any business that may be lawfully conducted by a limited partnership formed under TRULPA, except that the Partnership Agreement requires the business of the Partnership to be conducted in such a manner that will permit the Company to be classified as a REIT under Section 856 of the Code, unless the Company ceases to qualify as a REIT for reasons other than the conduct of the business of the Partnership. The Partnership may, subject to the foregoing limitation, invest in or enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity.

     Under its Charter, the Company may engage in any lawful activity permitted by the Tennessee Business Corporation Act.

     Additional Equity. The Partnership is authorized to issue Units and other partnership interests to the partners or to other persons for such consideration and on such terms and conditions as the General Partner, in its sole discretion, may deem appropriate. In addition, the General Partner may cause the Partnership to issue to the Company additional Units, or other partnership interests in one or more different series or classes which may be senior to the Units, in conjunction with the offering of securities of the Company having substantially similar rights, in which the proceeds thereof are contributed to the Partnership. Consideration for additional partnership interests may be cash or other property or other assets permitted by TRULPA.


     Under the Charter, the total number of shares of all classes of stock that the Company has the authority to issue is 105,000,000 consisting of 100,000,000 shares of Common Stock, $.01 par value, and 5,000,000 shares of Preferred Stock. As of the date of this Prospectus, a total of 24,389,000 shares of Common Stock and 973,684 shares of Series A Preferred are outstanding. The Board of Directors of the Company may issue, in its discretion, additional equity securities consisting of Common Stock or Preferred Stock, provided, however, that the total number of shares issued does not exceed the authorized number of shares of capital stock set forth in the Company's Charter. As long as the Partnership is in existence, the proceeds of all equity capital raised by the Company will be contributed to the Partnership in exchange for Units or other interests in the Partnership.


     Other Investment Restrictions. Other than restrictions precluding investments by the Partnership that would adversely affect the qualification of the Company as a REIT, there are no restrictions upon the Partnership's authority to enter into certain transactions, including among others, making investments, lending Partnership funds, or reinvesting the Partnership's cash flow and net sale or refinancing proceeds.


     Neither the Company's Charter nor its Bylaws impose any restrictions upon the types of investments made by the Company.


     Management and Control. All management and control over the business of the Partnership are vested in the General Partner of the Partnership, and no Limited Partner of the Partnership has any right to participate in or exercise management or control over the business of the Partnership. Upon the occurrence of an event of bankruptcy or the dissolution of the General Partner, such

General Partner shall be deemed to be removed automatically; otherwise, the General Partner may not be removed by the Limited Partners with or without cause.

     The Board of Directors has exclusive control over the Company's business and affairs subject to the restrictions in the Charter and Bylaws. The Board of Directors is classified into three classes of directors, with each class serving staggered three-year terms At each annual meeting of the shareholders, the successors of the class of directors whose terms expire at that meeting will be elected. The policies adopted by the Board of Directors may be altered or eliminated without a vote of the shareholders. Accordingly, except for their vote in the elections of directors, shareholders have no control over the ordinary business policies of the Company. Under the Charter, the Board of Directors cannot take action to disqualify the Company as a REIT or revoke the Company's election to qualify as a REIT. See "Description of Capital Stock -- Charter and Bylaw Provisions."

     Fiduciary Duties. Under Tennessee law, the General Partner of the Partnership is accountable to the Partnership as a fiduciary and, consequently, is required to exercise good faith in all of its dealings with respect to partnership affairs. However, under the Partnership Agreement, the General Partner is under no obligation to take into account the tax consequences to any Limited Partner of any action taken by it, and the General Partner will have no liability to a Limited Partner as a result of any liabilities or damages incurred or suffered by or benefits not derived by a Limited Partner as a result of an action or inaction of the General Partner so long as the General Partner acted in good faith.

     Under Tennessee law, the Company's directors must perform their duties in good faith, in a manner that they believe to be in the best interests of the Company and with the care an ordinarily prudent person would exercise under similar circumstances. Directors of the Company who act in such a manner generally will not be liable to the Company for monetary damages arising from their activities.

     Management Limitation of Liability and Indemnification. The Partnership Agreement generally provides that the General Partner will incur no liability for monetary damages to the Partnership or any Limited Partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the General Partner acted in good faith. In addition, the General Partner is not responsible for any misconduct or negligence on the part of its agents provided the General Partner appointed such agents in good faith. The General Partner may consult with legal counsel, accountants, consultants, real estate brokers and such other persons and any action it takes or omits to take in reliance upon the opinion of such persons, as to matters which the General Partner reasonably believes to be within their professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion. The Partnership Agreement also provides for indemnification of the General Partner, the directors and officers of the General Partner, and such other persons as the General Partner may from time to time designate, against any and all losses, claims, damages, liabilities (joint or several), expenses (including reasonable legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of the Partnership in which such person may be involved, or is threatened to be involved, provided that the Partnership shall not indemnify any such person (i) for an act or omission of such person that was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) such person actually received an improper benefit in money, property or services or (iii) in the case of any criminal proceeding, such person had reasonable cause to believe that the act or omission was unlawful.

     The Company's Charter provides that, to the maximum extent that Tennessee law in effect from time to time permits limitation of liability of directors and officers, no director or officer of the Company shall be liable to the Company or its shareholders for money damages. The Charter also provides that the Company shall, to the fullest extent permitted by Tennessee law, indemnify any director, officer, employee or agent against any expense incurred by such person if the disinterested directors, the shareholders or independent legal counsel determine that such person conducted himself in good faith and (a) reasonably believed, in the case of conduct in his official capacity with the Company, that his conduct was in the Company's best interest and in all other cases, that his conduct was at least not opposed to the Company's best interest and (b) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Any indemnification by the Company pursuant to the provisions of the Charter described above shall be paid out of the assets of the Company and shall not be recoverable from the shareholders. The Company currently purchases director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above. To the extent that the foregoing indemnification provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Commission such indemnification is contrary to public policy and, therefore, unenforceable.

     Anti-Takeover Provisions. Except in limited circumstances, the General Partner of the Partnership has exclusive management power over the business and affairs of the Partnership. The General Partner may not be removed by the Limited Partners with or without cause. Under the Partnership Agreement, the General Partner may, in its sole discretion, prevent a Limited Partner from transferring his interest or any rights as a Limited Partner except in certain limited circumstances. The General Partner may exercise this right of approval to deter, delay or hamper attempts by persons to acquire a controlling interest in the Partnership. See "Description of Units."

     Tennessee laws and the Company's Charter and Bylaws contain a number of provisions that may have the effect of delaying or discouraging an unsolicited proposal for the acquisition of the Company or the removal of incumbent management. These provisions include, among others: (i) a staggered board of directors; (ii) authorized capital stock that may be issued as Preferred Stock in the discretion of the board of directors, with superior voting rights to the Common Stock; and (iii) the Ownership Limitation Provision, designed to avoid concentration of share ownership in a manner that would jeopardize the Company's status as a REIT under the Code. See "Description of Capital Stock--Tennessee Anti-Takeover Statutes."

     Voting Rights. Under the Partnership Agreement, the Limited Partners have voting rights only as to the dissolution of the Partnership and certain amendments of the Partnership Agreement, as described more fully below. Otherwise, all decisions relating to the operation and management of the Partnership are made by the General Partner. See "Description of Units." As of May 31, 1997, the General Partner held approximately 90.5% of the outstanding Units. As Units held by Limited Partners are redeemed, the General Partner's percentage ownership of the Units will increase. If additional Units are issued to third parties, the General Partner's percentage ownership of the Units will decrease.

     Shareholders of the Company have the right to vote on, among other things, a merger or sale of substantially all of the assets of the Company, certain amendments to the Charter and dissolution of the Company. The Company is managed and controlled by a board of directors consisting of three classes having staggered, three-year terms of office. Each class is to be elected by the shareholders at annual meetings of the Company. All shares of Common Stock have one vote, and the Charter permits the Board of Directors to classify and issue Preferred Stock in one or more series having voting power which may differ from that of the Common Stock. See "Description of Capital Stock."

     Amendment of the Partnership Agreement or the Charter. The Partnership Agreement may be amended by the General Partner without the consent of the Limited Partners in any respect, except that certain amendments affecting the fundamental rights of a Limited Partner must be approved by consent of Limited Partners holding more than 66 2/3% of the Units held by the Limited Partners. Such consent is required for any amendment that would (i) affect the Redemption Rights, (ii) adversely affect the rights of Limited Partners to receive distributions payable to them under the Partnership Agreement, (iii) alter the Partnership's profit and loss allocations, or (iv) impose any obligation upon the Limited Partners to make additional capital contributions to the Partnership.

     Amendments to the Company's Charter must be approved by the Board of Directors and by the vote of a majority of the votes entitled to be cast at a meeting of shareholders; provided, however, that the Charter provision providing for the classification of the Board of Directors into three classes may not be amended, altered, changed or repealed without the affirmative vote of at least 80% of the members of the Board of Directors or the affirmative vote of holders of 75% of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting separately as a class.

     Vote Required to Dissolve the Partnership or the Company. At any time prior to December 31, 2050 (upon which date the Partnership shall terminate), the General Partner may elect to dissolve the Partnership in its sole discretion. Such dissolution shall also occur upon (i) the bankruptcy, dissolution or withdrawal of the General Partner (unless the Limited Partners elect to continue the Partnership), (ii) the passage of 90 days after the sale or other disposition of all or substantially all the assets of the Partnership or (iii) the redemption of all limited partnership interests in the Partnership (other than those held by the General Partner, if any). The Limited Partners may, at any time within 90 days after any such occurrence, elect to reconstitute and continue the business of the Partnership by selecting a substitute general partner by unanimous consent.

     Under Tennessee law, the Board of Directors must obtain approval of holders of a majority of the outstanding Common Stock entitled to vote upon such proposal in order to dissolve the Company.

     Vote Required to Sell Assets or Merge. Under the Partnership Agreement, the sale, exchange, transfer or other disposition of all or substantially all of the Partnership's assets or merger or consolidation of the Partnership requires only the consent of the General Partner. Under Tennessee law, the sale of all or substantially all of the assets of the Company or any merger or consolidation



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



of the Company requires the approval of the Board of Directors and holders of a majority of the outstanding shares of Common Stock. No approval of the shareholders is required for the sale of less than all or substantially all of the Company's assets.

     Compensation, Fees and Distributions. The Company does not receive any compensation for its services as General Partner of the Partnership. As a partner in the Partnership, however, the General Partner has the same right to allocations and distributions as other partners of the Partnership. In addition, the Partnership will reimburse the General Partner for all expenses incurred relating to the ongoing operation of the Partnership and any offering of partnership interests in the Partnership or capital stock of the Company.

     The directors and officers of the Company receive compensation for their services.

     Liability of Investors. Under the Partnership Agreement and applicable state law, the liability of the Limited Partners for the Partnership's debts and obligations is generally limited to the amount of their investment in the Partnership and are not liable for any debts, liabilities, contracts or obligations of the Partnership.

     Under Tennessee law, the Company's shareholders are not personally liable for the debts or obligations of the Company.

     Nature of Investments. The Units constitute equity interests entitling each Limited Partner to his pro rata share of cash distributions made to the partners of the Partnership. The Partnership generally intends to retain and reinvest proceeds of the sale of property or excess refinancing proceeds in its business.

     The shares of Common Stock constitute equity interests in the Company. The Company is entitled to receive its pro rata shares of distributions made by the Partnership with respect to the Units, and each shareholder will be entitled to his pro rata share of any dividends or distributions paid with respect to the Common Stock. The dividends payable to the shareholders are not fixed in amount and are only paid if, when and as declared by the Board of Directors. In order to qualify as a REIT, the Company must distribute at least 95% of its taxable income (excluding capital gains), and any taxable income (including capital gains) not distributed will be subject to corporate income tax.

     Potential Dilution of Rights. The General Partner of the Partnership is authorized, in its sole discretion and without the consent of the Limited Partners, to cause the Partnership to issue additional limited partnership interests and other equity securities for any partnership purpose at any time to the Limited Partners or to other persons on terms and conditions established by the General Partner.

     The Board of Directors of the Company may issue, in its discretion, additional shares of Common Stock and may have the authority to issue from the authorized capital stock a variety of other equity securities of the Company with such powers, preferences and rights as the Board of Directors may designate at the time. The issuance of additional shares of either Common Stock or other similar equity securities may result in the dilution of the interests of the shareholders.

     Liquidity. Subject to certain exceptions, a Limited Partner may not transfer all or any portion of his Units without (i) obtaining the prior written consent of the General Partner, which consent may be withheld in the sole and absolute discretion of the General Partner, and (ii) meeting certain other requirements set forth in the Partnership Agreement. Notwithstanding the foregoing, subject to certain restrictions, a Limited Partner may transfer his Units to (i) a member of a Limited Partner's Immediate Family or a trust for the benefit of a member of a Partner's Immediate Family in a donative transfer that does not involve the receipt of any consideration or (ii) an organization that qualifies under Section 501(c)(3) of the Code and that is not a private foundation within the meaning of Section 509(b) of the Code, provided that, in either case, such transferee is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act. Limited Partners should expect to hold their Units until they redeem them for cash or shares of Common Stock, or until the Partnership terminates. The right of a transferee in a donative transfer to become a substituted Limited Partner also is subject to the consent of the General Partner, which consent may be withheld in its sole and absolute discretion. If the General Partner does not consent to the admission of a transferee in a donative transfer, the transferee will succeed to all economic rights and benefits attributable to such Units (including the right of redemption) but will not become a Limited Partner or possess any other rights of Limited Partners (including the right to vote on or consent to actions of the Partnership). The General Partner may require, as a condition of any transfer, that the transferring Limited Partner assume all costs incurred by the Partnership in connection with such transfer.

     The Redemption Shares, except Secondary Shares not sold under a Registration Statement under the Securities Act, will be freely transferable as registered securities under the Securities Act. The Common Stock is listed on the New York Stock Exchange under the symbol "RFS." The breadth and strength of this secondary market will depend, among other things, upon the number of shares outstanding, the Company's financial results and prospects, the general interest in the Company's and other real estate investments, and the Company's dividend yield compared to that of other debt and equity securities.

     Federal Income Taxation. The Partnership is not subject to federal income taxes. Instead, each holder of Units includes its allocable share of the Partnership's taxable income or loss in determining its federal income tax liability. Income and loss from the Partnership generally is subject to the "passive activity" limitations. Under the "passive activity" rules, income and loss from the Partnership that is considered "passive" income or loss generally can be offset against income and loss (including passive loss carry-forwards from prior years) from other investments that constitute "passive activities" (unless the Partnership is considered a "publicly traded partnership," in which case income and loss from the Partnership can only be offset against other income and loss from the Partnership). Income of the Partnership, however, that is attributable to dividends or interest does not qualify as passive income and cannot be offset with losses and deductions from a "passive activity." Cash distributions from the Partnership are not taxable to a holder of Units except to the extent they exceed such holder's basis in its interest in the Partnership (which will include such holder's allocable share of the Partnership's debt). Each year, holders of Units will receive a Schedule K-1 tax form containing detailed tax information for inclusion in preparing their federal income tax returns. Holders of Units are required in some cases, to file state income tax returns and/or pay state income taxes in the states in which the Partnership owns property, even if they are not residents of those states, and in some such states (including Tennessee) the Partnership is required to remit a withholding tax with respect to such nonresidents.

     The Company elected to be taxed as a REIT effective for its taxable year ending December 31, 1993. So long as it qualifies as a REIT, the Company will be permitted to deduct distributions paid to its shareholders, which effectively will reduce (or eliminate) the "double taxation" that typically results when a corporation earns income and distributes that income to its shareholders in the form of dividends. A REIT, however, is subject to federal income tax on income that is not distributed and also may be subject to federal income and excise taxes in certain circumstances. The maximum federal income tax rate for corporations currently is 35% and for individuals is 39.6%. Dividends paid by the Company will be treated as "portfolio" income and cannot be offset with losses from "passive activities." Distributions made by the Company to its taxable domestic shareholders out of current or accumulated earnings and profits will be taken into account by them as ordinary income. Distributions that are designated as capital gain dividends generally will be taxed as long-term capital gain, subject to certain limitations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of basis to the extent of a shareholder's adjusted basis in its Common Stock, with the excess taxed as capital gain. Each year, shareholders of the Company (other than certain types of institutional investors) will receive IRS Form 1099, which is used by corporations to report dividends paid to their shareholders. Shareholders who are individuals generally should not be required to file state income tax returns or pay state income taxes outside of their state of residence with respect to the Company's operations and distributions. The Company may be required to pay state income taxes in certain states.

                        FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of material federal income tax considerations that may be relevant to a prospective holder of the Common Stock. The discussion does not address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

     The statements in this discussion are based on current provisions of the Code, existing, temporary, and currently proposed Treasury regulations promulgated under the Code ("Treasury Regulations"), the legislative history of the Code, existing administrative rulings and practices of the Service, and judicial decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this Prospectus Supplement with respect to the transactions entered into or contemplated prior to the effective date of such changes.

     EACH PROSPECTIVE PURCHASER SHOULD CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP, AND SALE OF THE COMMON STOCK AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     The Company elected to be taxed as a REIT under sections 856 through 860 of the Code commencing with its taxable year ended December 31, 1993. The Company believes that, commencing with such taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that the Company will operate in a manner so as to continue to qualify as a REIT.

     Qualification and taxation as a REIT depend upon the Company's ability to meet on a continuing basis, through actual annual operating results, the distribution levels, stock ownership, and other various qualification tests imposed under the Code discussed below. No assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see "Federal Income Tax Considerations-Failure to Qualify."

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retrospectively.

     As a REIT, the Company generally is not subject to federal corporate income tax on its net income that is distributed currently to its shareholders. That treatment substantially eliminates the "double taxation" of income (i.e., taxation at both the corporate and shareholder levels) that generally results from an investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its undistributed items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income test. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full



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



corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then to the extent of such asset's "built-in gain" (i.e., the excess of the fair market value of such asset at the time of acquisition by the Company over the adjusted basis in such asset at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated). The results described above with respect to the recognition of "built-in gain" assume that the Company would make an election pursuant to IRS Notice 88-19 if it were to make any such acquisition.

REQUIREMENTS FOR QUALIFICATION

     The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more directors or trustees; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding capital stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the "5/50 Rule"); (vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and to maintain REIT status; (viii) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company has issued sufficient Common Stock with sufficient diversity of ownership to allow it to satisfy requirements
(v) and (vi). In addition, the Company's Charter provides for restrictions regarding transfer of the Common Stock and Series A Preferred that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above.

     For purposes of determining share ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under Code section 401(a), however, generally is not considered an individual and the beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in the pension trust for purposes of the 5/50 Rule.

     The Company currently has one corporate subsidiary, RFS Financing Corporation, and may have additional corporate subsidiaries in the future. Code section 856(i) provides that a corporation that is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which has been held by the REIT at all times during the period such corporation was in existence. Thus, in applying the requirements described herein, any "qualified REIT subsidiaries" of the Company are ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries are treated as assets, liabilities and items of income, deduction, and credit of the Company. RFS Financing Corporation is a "qualified REIT subsidiary." Consequently, RFS Financing Corporation is not subject to federal corporate income taxation, although it may be subject to state and local taxation.

     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share (based on the REIT's interest in partnership capital) of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of section 856 of the Code, including satisfying the gross income and asset tests, described below. Thus, the Company's proportionate share of the assets, liabilities, and items of income of the Partnership and RFS Financing are treated as assets and gross income of the Company for purposes of applying the requirements described herein.

     Income Tests

     In order for the Company to maintain its qualification as a REIT, there are three requirements relating to the Company's gross income that must be satisfied annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, not more that 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year may be gain from the sale or other disposition of (i) stock or securities held for less than one year, (ii) dealer property that is not foreclosure property and not otherwise eligible for a regulatory safe harbor, and (iii) certain real property held for less than four years (apart from involuntary conversions and sales of foreclosure property). The specific application of these tests to the Company is discussed below.

     Rent received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person; provided, however, that an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant."

     Pursuant to the Percentage Leases, the Lessees lease from the Partnership and RFS Financing the land, buildings, improvements, furnishings, and equipment comprising the Hotels, for terms of 15 years. The Percentage Leases provide that the Lessees are obligated to pay to the Partnership and RFS Financing (i) the greater of Base Rent or Percentage Rent (collectively, the "Rent") and (ii) "Additional Charges" or other expenses, as defined in the Percentage Leases. Percentage Rent is calculated by multiplying fixed percentages by room revenues (and food and beverage revenues, if applicable) for each of the Hotels. Both Base Rent and the thresholds in the Percentage Rent formulas are adjusted for inflation. Base Rent accrues and is required to be paid monthly and Percentage Rent is payable quarterly.

     In order for Base Rent, Percentage Rent, and the Additional Charges to constitute "rents from real property," the Percentage Leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures, or some other type of arrangement. The determination of whether the Percentage Leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following: (i) the intent of the parties, (ii) the form of the agreement, (iii) the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee is required simply to use its best efforts to perform its obligations under the agreement), and (iv) the extent to which the property owner retains the risk of loss with respect to the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property) or the potential for economic gain (e.g., appreciation) with respect to the property.

     In addition, Code section 7701(e) provides that a contract that purports to be a service contract (or a partnership agreement) will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not: (i) the service recipient is in physical possession of the property, (ii) the service recipient controls the property, (iii) the service recipient has a significant economic or possessory interest in the property (e.g., the property's use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property's operating costs, or the recipient bears the risk of damage to or loss of the property), (iv) the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract, (v) the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient, and
(vi) the total contract price does not substantially exceed the rental value of the property for the contract period. Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

     Based on the following facts, the Company believes that the Percentage Leases will be treated as true leases for federal income tax purposes: (i) the Partnership or RFS Financing, as applicable, and the Lessees intend for their relationship to be that of a lessor and lessee and such relationship is documented by lease agreements, (ii) the Lessees have the right to the exclusive possession, use, and quiet enjoyment of the Hotels during the term of the Percentage Leases, (iii) the Lessees bear the cost of, and are responsible for, day-to-day maintenance and repair of the Hotels, other than the cost of maintaining underground utilities and structural elements and the cost of capital improvements, and dictate how the Hotels are operated, maintained, and improved, (iv) the Lessees bear all of the costs and expenses of operating the Hotels (including the cost of any inventory used in their operation) during the term of the Percentage Leases (other than real estate taxes, property insurance premiums and, under certain Percentage Leases, casualty insurance premiums), (v) the Lessees benefit from any savings in the costs of operating the Hotels during the term of the Percentage Leases, (vi) in the event of damage to or destruction of a Hotel, the Lessees are at economic risk because they are obligated either
(A) to restore the property to its prior condition, in which event they may, under certain Percentage Leases, be required to bear all costs of such restoration in excess of any insurance proceeds, or (B) to offer to purchase the Hotel for an amount generally equal to the fair market value of the property, less any insurance proceeds, (vii) the Lessees have indemnified the Partnership or RFS Financing against all liabilities imposed on the Partnership or RFS Financing during the term of the Percentage Leases by reason of (A) injury to persons or damage to property occurring at the Hotels, (B) the Lessees' use, management, maintenance or repair of the Hotels, (C) any environmental liability caused by acts or grossly negligent failures to act of the Lessees, (D) taxes and assessments in respect of the Hotels that are the obligations of the Lessees, or (E) any breach of the Percentage Leases or of any sublease of a Hotel by the Lessees, (viii) the Lessees are obligated to pay substantial fixed rent for the period of use of the Hotels, (ix) the Lessees stand to incur substantial losses (or reap substantial gains) depending on how successfully they operate the Hotels, (x) the Partnership or RFS Financing, as applicable, cannot use the Hotels concurrently to provide significant services to entities unrelated to the Lessees, and (xi) the total contract price under the Percentage Leases does not substantially exceed the rental value of the Hotels for the term of the Percentage Leases.

     Investors should be aware that there are no controlling Treasury Regulations, published rulings, or judicial decisions involving leases with terms substantially the same as the Percentage Leases that discuss whether such leases constitute true leases for federal income tax purposes. If the Percentage Leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that the Partnership and RFS Financing receive from the Lessees may not be considered rent or may not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, the Company likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose its REIT status.

     In order for the Rent to constitute "rents from real property," several other requirements also must be satisfied. One requirement is that the Percentage Rent must not be based in whole or in part on the income or profits of any person. The Percentage Rent, however, will qualify as "rents from real property" if it is based on percentages of receipts or sales and the percentages
(i) are fixed at the time the Percentage Leases are entered into, (ii) are not renegotiated during the term of the Percentage Leases in a manner that has the effect of basing Percentage Rent on income or profits, and (iii) conform with normal business practice. More generally, the Percentage Rent will not qualify as "rents from real property" if, considering the Percentage Leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the Percentage Rent on income or profits. Since the Percentage Rent is based on fixed percentages of the gross revenues from the Hotels that are established in the Percentage Leases, and the Company has represented that the percentages (i) will not be renegotiated during the terms of the Percentage Leases in a manner that has the effect of basing the Percentage Rent on income or profits and (ii) conform with normal business practice, the Percentage Rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, the Company has represented that, with respect to other hotel properties that it acquires in the future, it will not charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of gross revenues, as described above).

     Another requirement for qualification of the Rent as "rents from real property" is that the Company must not own, actually or constructively, 10% or more of any Lessee. The constructive ownership rules generally provide that, if 10% or more in value of the stock of the Company is owned, directly or indirectly, by or for any person, the Company is considered as owning the stock owned, directly or indirectly, by or for such person. The Company does not own any stock of the Lessees. However, one of the Lessees owns the Series A Preferred Stock of the Company. In addition, the limited partners of the Partnership may acquire Common Stock (at the option of the Partnership or the Company) by exercising their "Redemption Rights." The Partnership Agreement, however, provides that a redeeming limited partner may not exercise its Redemption Right if and to the extent the delivery of Common Stock upon the exercise of such right would (i) result in such partner or any other person owning, directly or indirectly, Common Stock in excess of the "Ownership Limit,"
(ii) result in Common Stock being owned by fewer than 100 persons, (iii) result in the Company being "closely held" within the meaning of section 856(h) of the Code, (iv) cause the Company to own, actually or constructively, 10% or more of the ownership interests in a tenant of the Partnership's or RFS Financing's real property, within the meaning of section 856(d)(2)(B) of the Code, or (v) cause the acquisition of Common Stock by such partner to be "integrated" with any other distribution of Common Stock for purposes of complying with the registration provisions of the Securities Act of 1933, as amended. The Charter likewise prohibits a shareholder of the Company from owning Common Stock or Preferred Stock if such ownership would cause the Company to fail to qualify as a REIT. Thus, the Company should never own, actually or constructively, 10% of more of any Lessee. Furthermore, the Company has represented that, with respect to other hotel properties that it acquires in the future, it will not rent any property to a Related Party Tenant. However, because the Code's constructive ownership rules for purposes of the Related Party Tenant rules are broad and it is not possible to monitor continually direct and indirect transfers of Common Stock, no absolute assurance can be given that such transfers or other events of which the Company has no knowledge will not cause the Company to own constructively 10% or more of a Lessee at some future date.

     A third requirement for qualification of the Rent as "rents from real property" is that the Rent attributable to the personal property leased in connection with the Percentage Lease with respect to a Hotel must not be greater than 15% of the total Rent received under the Percentage Lease. The Rent attributable to the personal property contained in a Hotel is the amount that bears the same ratio to total Rent for the taxable year as the average of the adjusted bases of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate adjusted bases of both the real and personal property contained in the Hotel at the beginning and at the end of such taxable year (the "Adjusted Basis Ratio"). If the Rent attributable to personal property leased in connection with a Percentage Lease exceeds 15% of the total Rent for a taxable year, the portion of the Rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such Rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% income test, during a taxable year exceeds 5% of the Company's gross income during the year, the Company would lose its REIT status. With respect to each Hotel (or interest therein) that the Partnership has acquired or will acquire in exchange for Units, the initial adjusted bases of both the real and personal property contained in such Hotel generally was or will be the same as the adjusted bases of such property in the hands of the previous owner. With respect to each Hotel (or interest therein) that the Partnership has acquired or will acquire for cash, the initial adjusted basis of the real and personal property contained in such Hotel generally equalled or will equal the purchase price paid for the Hotel by the Partnership. Such basis generally will be allocated among real and personal property based on relative fair market values. With respect to each Hotel, the Company believes either that the Adjusted Basis Ratio for the Hotel is less than 15% or that any nonqualifying income attributable to excess personal property will not jeopardize the Company's ability to qualify as a REIT. The Percentage Leases provide that the Adjusted Basis Ratio for each Hotel shall not exceed 15%. There can be no assurance, however, that the Service would not challenge the Company's calculation of an Adjusted Basis Ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, the Company could fail to satisfy the 95% or 75% gross income test and thus lose its REIT status.

     A fourth requirement for qualification of the Rent as "rents from real property" is that the Company cannot furnish or render noncustomary services to the tenants of the Hotels, or manage or operate the Hotels, other than through an independent contractor who is adequately compensated and from whom the Company itself does not derive or receive any income. Provided that the Percentage Leases are respected as true leases, the Company should satisfy that requirement, because neither the Partnership nor RFS Financing performs any services other than customary ones for the Lessees. Furthermore, the Company has represented that, with respect to other hotel properties that it acquires in the future, it will not perform noncustomary services for the tenant of the property.

     If the Rent from a particular hotel property does not qualify as"rents from real property" because either (i) the Percentage Rent is considered based on the income or profits of a Lessee, (ii) the Company owns, actually or constructively, 10% or more of a Lessee, or (iii) the Company furnishes noncustomary services to a Lessee, or manages or operates the Hotels, other than through a qualifying independent contractor, none of the Rent from that hotel property would qualify as "rents from real property." In that case, the Company likely would lose its REIT status because it would be unable to satisfy either the 75% or 95% gross income test.

     In addition to the Rent, the Lessees are required to pay to the Partnership and RFS Financing the Additional Charges. To the extent that the Additional Charges represent either (i) reimbursements of amounts that the Partnership or RFS Financing is obligated to pay to third parties or (ii) penalties for nonpayment or late payment of such amounts, the Additional Charges should qualify as "rents from real property." However, to the extent that the Additional Charges represent interest that is accrued on the late payment of the Rent or Additional Charges, such Additional Charges will not qualify as "rents from real property," but instead should be treated as interest that qualifies for the 95% gross income test.

     The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued



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



generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a "shared appreciation provision" (as defined in the Code), income attributable to such participation feature will be treated as gain from the sale of the secured property.

     Any gross income derived from a prohibited transaction is taken into account in applying the 30% income test necessary to qualify as a REIT (and the net income from that transaction is subject to a 100% tax). The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. All inventory required in the operation of the Hotels will be owned by the Lessees under the terms of the Percentage Leases. Accordingly, the Company believes no asset owned by the Company, the Partnership, or RFS Financing is held for sale to customers and that a sale of any such asset will not be in the ordinary course of business of the Company, the Partnership, or RFS Financing. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. Nevertheless, the Company will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that the Company can comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business."

     The Company will be subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualifying income for purposes of the 75% gross income test), less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify under the 75% and 95% gross income tests. "Foreclosure property" is defined as any real property (including interests in real property) and any personal property incident to such real property (i) that is acquired by a REIT as the result of such REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on an indebtedness that such property secured and (ii) for which such REIT makes a proper election to treat such property as foreclosure property. However, a REIT will not be considered to have foreclosed on a property where such REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Under the Code, property generally ceases to be foreclosure property with respect to a REIT on the date that is two years after the date such REIT acquired such property (or longer if an extension is granted by the Secretary of the Treasury). The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day (i) on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test, (ii) on which any construction takes place on such property (other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent), or (iii) which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business which is conducted by the REIT (other than through an independent contractor from whom the REIT itself does not derive or receive any income). As a result of the rules with respect to foreclosure property, if a Lessee defaults on its obligations under a Percentage Lease for a Hotel, the Company terminates the Lessee's leasehold interest, and the Company is unable to find a replacement lessee for such Hotel within 90 days of such foreclosure, gross income from hotel operations conducted by the Company from such Hotel would cease to qualify for the 75% and 95% gross income tests. In such event, the Company likely would be unable to satisfy the 75% and 95% gross income tests and, thus, would fail to qualify as a REIT.

     It is possible that, from time to time, the Company, the Partnership, or RFS Financing will enter into hedging transactions with respect to one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms, including interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. To the extent that the Company, the Partnership, or RFS Financing enters into an interest rate swap or cap contract to hedge any variable rate indebtedness incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Furthermore, any such contract would be considered a "security" for purposes of the 30% gross income test. To the extent that the Company, the Partnership, or RFS Financing hedges with other types of financial instruments or in other situations, it may not be entirely clear how the income from those transactions will be treated for purposes of the various income tests that apply to REITs under the Code. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it nevertheless may qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if the Company's failure to meet such tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above in "Federal Income Tax Considerations-Taxation of the Company," even if those relief provisions apply, a 100% tax would be imposed with respect to the net income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income test. No such relief is available for violations of the 30% income test.

     Asset Tests

     The Company, at the close of each quarter of its taxable year, also must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by cash or cash items (including certain receivables), government securities, "real estate assets," or, in cases where the Company raises new capital through stock or long-term (at least five-year) debt offerings, temporary investments in stock or debt instruments during the one-year period following the Company's receipt of such capital. The term "real estate assets" includes interests in real property, interests in mortgages on real property to the extent the principal balance of the mortgage does not exceed the value of the associated real property, and shares of other REITs. For purposes of the 75% asset test, the term "interest in real property" includes an interest in land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold in real property, and an option to acquire real property (or a leasehold in real property). Second, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities (except for its ownership interest in the Partnership, RFS Financing, RFS Financing Corporation, and any other qualified REIT subsidiary).

     For purposes of the asset tests, the Company is deemed to own its proportionate share of the assets of the Partnership and RFS Financing, rather than its partnership interests in the Partnership and RFS Financing. The Company believes that, as of the date of this Prospectus, (i) at least 75% of the value of its total assets is represented by real estate assets, cash and cash items (including receivables), and government securities and (ii) it does not own any securities that do not satisfy the 75% asset test. In addition, the Company does not intend to acquire or dispose, or cause the Partnership or RFS Financing to acquire or dispose, of assets in the future in a way that would cause it to violate either asset test.

     If the Company should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if
(i) it satisfied all of the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of the Company's assets and the asset tests arose from changes in the market values of its assets and was not wholly or partly caused by the acquisition of one or more nonqualifying assets. If the condition described in clause (ii) of the preceding sentence were not satisfied, the Company still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

     Distribution Requirements

     The Company, in order to avoid corporate income taxation of the earnings that it distributes, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. The Company has made, and has represented that it will continue to make, timely distributions sufficient to satisfy all annual distribution requirements.



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



     It is possible that, from time to time, the Company may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. For example, it is possible that, from time to time, the Company may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. In addition, the Company may incur expenditures (such as repayment of loan principal) that do not give rise to a deduction. Therefore, the Company may have less cash available for distribution than is necessary to meet its annual 95% distribution requirement or to avoid corporate income tax or the excise tax imposed on certain undistributed income. In such a situation, the Company may find it necessary to arrange for short-term (or possibly long-term) borrowings or to raise funds through the issuance of additional shares of common or preferred stock.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to its shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Although the Company may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay to the Service interest based upon the amount of any deduction taken for deficiency dividends.

     Recordkeeping Requirements

     Pursuant to applicable Treasury Regulations, in order to be able to elect to be taxed as a REIT, the Company must maintain certain records and request on an annual basis certain information from its shareholders designed to disclose the actual ownership of its outstanding capital stock. The Company has complied and intends to continue to comply with such requirements.

     Partnership Anti-Abuse Rule

     The U.S. Department of the Treasury has issued a final regulation (the "Anti-Abuse Rule") under the partnership provisions of the Code (the "Partnership Provisions") that authorizes the Service, in certain abusive transactions involving partnerships, to disregard the form of the transaction and recast it for federal tax purposes as the Service deems appropriate. The Anti-Abuse Rule applies where a partnership is formed or utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners' aggregate federal tax liability in a manner inconsistent with the intent of the Partnership Provisions. The Anti-Abuse Rule states that the Partnership Provisions are intended to permit taxpayers to conduct joint business (including investment) activities through a flexible arrangement that accurately reflects the partners' economic agreement and clearly reflects the partners' income without incurring any entity-level tax. The purposes for structuring a transaction involving a partnership are determined based on all of the facts and circumstances, including a comparison of the purported business purpose for a transaction and the claimed tax benefits resulting from the transaction. A reduction in the present value of the partners' aggregate federal tax liability through the use of a partnership does not, by itself, establish inconsistency with the intent of the Partnership Provisions.

     The Anti-Abuse Rule contains an example in which a corporation that elects to be treated as a REIT contributes substantially all of the proceeds from a public offering to a partnership in exchange for a general partnership interest. The limited partners of the partnership contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. In addition, some of the limited partners have the right, beginning two years after the formation of the partnership, to require the redemption of their limited partnership interests in exchange for cash or REIT stock (at the REIT's option) equal to the fair market value of their respective interests in the partnership at the time of the redemption. The example concludes that the use of the partnership is not inconsistent with the intent of the Partnership Provisions and, thus, cannot be recast by the Service. However, the Redemption Rights do not conform in all respects to the redemption rights contained in the foregoing example. In addition, because the Anti-Abuse Rule is extraordinarily broad in scope and is applied based on an analysis of all of the facts and circumstances, there can be no assurance that the Service will not attempt to apply the Anti-Abuse Rule to the Company. If the conditions of the Anti-Abuse Rule are met, the Service is authorized to take appropriate enforcement action, including disregarding the Partnership or RFS Financing for federal tax purposes or treating one or more of its partners as nonpartners. Any such action potentially could jeopardize the Company's status as a REIT.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to the shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will



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



they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which the Company ceased to qualify as a REIT. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. For purposes of determining whether distributions are made out of the Company's current or accumulated earnings and profits, the Company's earnings and profits will be allocated first to the Series A Preferred and then to the Common Stock. There can be no assurances that the Company will have sufficient earnings and profits to cover distributions to holders of both the Series A Preferred and the Common Stock. As used herein, the term "U.S. shareholder" means a holder of Common Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States, or (iv) any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.


     Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held his Common Stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's Common Stock, such distributions will be included in income as long-term capital gain (or short-term capital gain if the Common Stock has been held for one year or less) assuming the Common Stock is a capital asset in the hands of the shareholder. In addition, any distribution declared by the Company in October, November, or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

     Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of the Common Stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the shareholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of Common Stock (or distributions treated as such) will be treated as investment income only if the shareholder so elects, in which case such capital gains will be taxed at ordinary income rates. The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

     TAXATION OF SHAREHOLDERS ON THE DISPOSITION OF THE COMMON STOCK

     In general, any gain or loss realized upon a taxable disposition of the Common Stock by a shareholder who is not a dealer in securities will be treated as long-term capital gain or loss if the Common Stock has been held for more than one year and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of Common Stock by a shareholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of the Common Stock may be disallowed if other shares of Common Stock are purchased within 30 days before or after the disposition.

     CAPITAL GAINS AND LOSSES

     A capital asset generally must be held for more than one year in order for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6%, and the tax rate on net capital gains applicable to individuals is 28%. Thus, the tax rate differential between capital gain and ordinary income for individuals may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against an individual's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

     INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     The Company reports to its U.S. shareholders and the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide the Company with his correct taxpayer identification number also may be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their nonforeign status to the Company. The Service issued proposed regulations in April 1996 regarding the backup withholding rules as applied to non-U.S. shareholders. The proposed regulations would alter the current system of backup withholding compliance and are proposed to be effective for distributions made after December 31, 1997. See "Federal Income Tax Considerations--Taxation of Non-U.S. Shareholders."

     TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI, provided that the Common Stock is not otherwise used in an unrelated trade or business of the Exempt Organization. However, if an Exempt Organization finances its acquisition of Common Stock with debt, a portion of its income from the Company will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of the Company's stock is required to treat a percentage of the dividends from the Company as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income derived by the Company from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of the Company's stock only if (i) the UBTI Percentage is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding stock of the Company in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of the Company's capital stock or (B) a group of pension trusts individually holding more than 10% of the value of the Company's capital stock collectively owns more than 50% of the value of the Company's capital stock.

TAXATION OF NON-U.S. SHAREHOLDERS

     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt has been made herein to provide more than a summary of such rules. PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN THE COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.




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



     Distributions to Non-U.S. Shareholders that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and are not designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the Common Stock is treated as effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business, the Non-U.S. Shareholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. Shareholder that is a non-U.S. corporation). The Company expects to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is effectively connected income. The Service issued proposed regulations in April 1996 that would modify the manner in which the Company complies with the withholding requirements.

     Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's shares of Common Stock, such distributions will give rise to tax liability if the Non-U.S. Shareholder otherwise would be subject to tax on any gain from the sale or disposition of his shares of Common Stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, a Non-U.S. Shareholder can file a claim for refund with the Service for the overwithheld amount to the extent it is determined subsequently that a distribution was, in fact, in excess of the current and accumulated earnings and profits of the Company.

     In August 1996, the U.S. Congress enacted the Small Business Job Protection Act of 1996, which requires the Company to withhold 10% of any distribution in excess of its current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent that the Company does not do so, any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%.

     For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a U.S. business. Non-U.S. Shareholders thus would be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a non-U.S. corporate shareholder not entitled to treaty relief or exemption. The Company is required to withhold 35% of any distribution that is designated by the Company as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Shareholder upon a sale of his shares of Common Stock generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. However, because the shares of Common Stock are traded publicly, no complete assurance can be given that the Company is or will be a "domestically controlled REIT." In addition, a Non-U.S. Shareholder that owns, actually and constructively, 5% or less of the Company's shares throughout a specified "look-back" period will not recognize gain on the sale of his shares taxable under FIRPTA if the shares are traded on an established securities market. Gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the Common Stock is effectively connected with the Non-U.S. Shareholder's U.S. trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of Common Stock were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

OTHER TAX CONSEQUENCES

     The Company, RFS Financing Corporation, the Partnership, RFS Financing, or the Company's shareholders may be subject to state and local taxation in various state or local jurisdictions, including those in which it or they transact business, own property, or reside. The state and local tax treatment of the Company and its shareholders may differ from the federal income tax treatment described above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Common Stock.

TAX ASPECTS OF THE PARTNERSHIP AND RFS FINANCING

     The following discussion summarizes certain federal income tax considerations applicable to the Company's direct or indirect investment in the Partnership and RFS Financing (each is referred to herein as a "Hotel Partnership"). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

     Classification as a Partnership

     The Company is entitled to include in its income its distributive share of each Hotel Partnership's income and to deduct its distributive share of each Hotel Partnership's losses only if each Hotel Partnership is classified for federal income tax purposes as a partnership rather than as a corporation or an association taxable as a corporation. An entity will be classified as a partnership rather than as a corporation for federal income tax purposes if the entity (i) is treated as a partnership under Treasury regulations, effective January 1, 1997, relating to entity classification (the "Check-the-Box Regulations") and (ii) is not a "publicly traded" partnership. Pursuant to the Check-the-Box Regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. The federal income tax classification of an entity that was in existence prior to January 1, 1997, such as the Hotel Partnerships, will be respected for all periods prior to January 1, 1997 if (i) the entity had a reasonable basis for its claimed classification, (ii) the entity and all members of the entity recognized the federal tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997, and (iii) neither the entity nor any member of the entity was notified in writing on or before May 8, 1996 that the classification of the entity was under examination. Each Hotel Partnership has a reasonable basis for claiming classification as a partnership under the Treasury regulations in effect prior to January 1, 1997. In addition, no Hotel Partnership will elect to be treated as an association taxable as a corporation for federal income tax purposes under the Check-the-Box Regulations.

     A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership will not be taxed as a corporation, however, if 90% or more of its gross income consists of "qualifying income" under section 7704(d) of the Code, which generally includes any income that is qualifying income for purposes of the 95% gross income test (the "90% Passive-Type Income Exception"). The U.S. Treasury Department has issued regulations effective for taxable years beginning after December 31, 1995 (the "PTP Regulations") that provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the "Private Placement Exclusion"), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act of 1933, as amended, and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (a) substantially all of the value of the person's interest in the flow-through entity is attributable to the flow-through entity's interest (direct or indirect) in the partnership and (b) a principal purpose of the use of the flow-through entity is to permit the partnership to satisfy the 100-partner limitation. Each Hotel Partnership qualifies for the Private Placement Exclusion. If either Hotel Partnership is considered a publicly traded partnership under the PTP Regulations because it is deemed to have more than 100 partners, the Hotel Partnership should not be treated as a corporation because it should be eligible for the 90% Passive-Type Income Exception.

     The Company has not requested, and does not intend to request, a ruling from the Service that the Hotel Partnerships will be classified as partnerships for federal income tax purposes. If for any reason a Hotel Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, the Company would not be able to satisfy the income and asset requirements for REIT status. See "Federal Income Tax Considerations-Requirements for Qualification-Income Tests" and "-Requirements for Qualification-Asset Tests." In addition, any change in a Hotel Partnership's status for tax purposes might be treated as a taxable event, in which case the Company might incur a tax liability without any related cash distribution. See "Federal Income Tax Considerations-Requirements for Qualification-Distribution Requirements." Further, items of income and deduction of such Hotel Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, such Hotel Partnership would be required to pay income tax at corporate tax rates on its net income and distributions to its partners would constitute dividends that would not be deductible in computing such Hotel Partnership's taxable income.

     Income Taxation of Each Hotel Partnership and its Partners

     Partners, Not the Hotel Partnerships, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, each partner is required to take into account its allocable share of each Hotel Partnership's income, gains, losses, deductions, and credits for any taxable year of such Hotel Partnership ending within or with the taxable year of such partner, without regard to whether the partner has received or will receive any distribution from the Hotel Partnership.

     Tax Allocations With Respect to Contributed Properties. Pursuant to section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss generally is equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. The Department of the Treasury has issued regulations requiring partnerships to use a "reasonable method" for allocating items affected by section 704(c) of the Code and outlining several reasonable allocation methods.

     Under the partnership agreements with respect to the Hotel Partnerships, depreciation or amortization deductions of the Hotel Partnerships generally are allocated among the partners in accordance with their respective interests in the Hotel Partnership, except to the extent that Code section 704(c) requires otherwise with respect to the Hotels contributed to the Hotel Partnership in exchange for partnership interests therein (the "Contributed Hotels"). In addition, gain on the sale of a Contributed Hotel will be specially allocated to the limited partners who contributed the Hotel to the extent of any "built-in" gain with respect to such Hotel for federal income tax purposes. The application of section 704(c) to the Hotel Partnerships, however, is not entirely clear and may be affected by Treasury Regulations promulgated in the future.

     Basis in Partnership Interest. The Company's adjusted tax basis in its partnership interest in the Partnership generally is equal to (i) the amount of cash and the basis of any other property contributed to the Partnership by the Company, (ii) increased by (A) its allocable share of the Partnership's income and (B) its allocable share of indebtedness of the Partnership, and (iii) reduced, but not below zero, by (A) its allocable share of the Partnership's loss and (B) the amount of cash distributed to the Company, and by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Partnership.

     If the allocation of the Company's distributive share of the Partnership's loss would reduce the adjusted tax basis of the Company's interest in the Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce the Company's adjusted tax basis below zero. To the extent that the Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Partnership (such decrease being considered a constructive cash distribution to the Company), would reduce the Company's adjusted tax basis below zero, such distributions (including such constructive distributions) will constitute taxable income to the Company. Such distributions and constructive distributions normally will be characterized as capital gain, and, if the Company's interest in the Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

     Depreciation Deductions Available to the Hotel Partnerships. To the extent that a Hotel Partnership acquired or will acquire the Hotels in exchange for cash, the Hotel Partnership's initial basis in such Hotels for federal income tax purposes generally was or will be equal to the purchase price paid by the Hotel Partnership. The Hotel Partnerships depreciate such depreciable hotel property for federal income tax purposes under the modified accelerated cost recovery system of depreciation ("MACRS"). Under MACRS, the Hotel Partnerships generally depreciate furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half-year convention. If, however, a Hotel Partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. Under MACRS, the Hotel Partnerships generally depreciate buildings and improvements over a 39-year recovery period using a straight line method and a mid-month convention. A Hotel Partnership's initial basis in Contributed Hotels for federal income tax purposes should be the same as the transferor's basis in such Hotels on the date of acquisition by the Hotel Partnership. Although the law is not entirely clear, the Hotel Partnerships intend to depreciate such depreciable hotel property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. The Hotel Partnerships' tax depreciation deductions will be allocated among the partners in accordance with their respective interests in the applicable Hotel Partnership (except to the extent that Code section 704(c) requires otherwise with respect to the Contributed Hotels).

SALE OF THE COMPANY'S OR A PARTNERSHIP'S PROPERTY

     Generally, any gain realized by the Company or a Hotel Partnership on the sale of property held by it for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by a Hotel Partnership on the disposition of the Contributed Hotels will be allocated first to the partners who contributed those hotels under section 704(c) of the Code to the extent of such partners' "built-in gain" on those Hotels at the time of the disposition for federal income tax purposes. The contributing partners' "built-in gain" on the Contributed Hotels sold will equal the excess of the contributing partners' proportionate share of the book value of those Hotels as reflected in the Hotel Partnerships' capital accounts over the contributing partners' adjusted tax basis allocable to those Hotels at the time of the sale. Any remaining gain recognized by the Hotel Partnerships on the disposition of the Contributed Hotels will be allocated among the partners in accordance with their respective percentage interests in the applicable Hotel Partnership.

     The Company's share of any gain realized by a Hotel Partnership on the sale of any property held by a Hotel Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Hotel Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "Federal Income Tax Considerations -- Requirements for Qualification -- Income Tests". Such prohibited transaction income also may have an adverse effect upon the Company's ability to satisfy the income tests for REIT status. The Company, however, does not presently intend to acquire or hold or allow the Hotel Partnerships to acquire or hold any property that constitutes inventory or other property held primarily for sale to customers in the ordinary course of the Company's or a Hotel Partnership's trade or business.

                              PLAN OF DISTRIBUTION


     This Prospectus relates to (i) the possible issuance by the Company of the Redemption Shares if, and to the extent that, holders of Units tender such Units for redemption and the Company elects, pursuant to the Partnership Agreement, to redeem the Units for shares of Common Stock, and (ii) the offer and sale from time to time of Secondary Shares by the Selling Shareholders. The Company is registering the Redemption Shares and the Secondary Shares for sale to provide the holders thereof with freely tradeable securities. The registration of the Redemption Shares and the Secondary Shares does not necessarily mean that any of the Redemption Shares will be issued by the Company or any of the Secondary Shares will be offered or sold by the Selling Shareholders thereof.

     The Company will not receive any proceeds from the offering and sale of the Secondary Shares by the Selling Shareholders or from the issuance of the Redemption Shares, although the Company will acquire Units from such Limited Partners in exchange for Redemption Shares. The Secondary Shares may be sold from time to time to purchasers directly by any of the Selling Shareholders Alternatively, the Selling Shareholders may from time to time offer the to or through broker-dealers or agents. In connection with any such sale, any such broker or agent may act as agent for the Selling Shareholders or may purchase from the Selling Shareholders all or may purchase from the Selling Shareholders all or a portion of the Secondary Shares as principal and may be made pursuant to one or more of the methods described below. Such sales may be made on the New York Stock Exchange ("NYSE") or other exchanges on which the Common Stock is then traded, in the over-the-counter market, in negotiated transactions or otherwise at prices related to the then-current market prices or at prices otherwise negotiated. Broker-dealers or agents may receive compensation in the form of commissions from the Selling Shareholders and/or the purchasers of Secondary Shares for whom they may act as agent. The Selling Shareholders and any dealers or agents that participate in the distribution of Secondary Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of Secondary Shares by them and any commissions received by any such dealers or agents may be deemed to be underwriting commissions under the Securities Act.



     The Secondary Shares may also be sold in one or more of the following transactions: (a) block transactions in which a broker-dealer may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a Prospectus Supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (e) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or other compensation from the Selling Shareholders in amounts to be negotiated immediately prior to the sale that will not exceed those customary in the types of transactions involved. Broker-dealers may also receive compensation from purchasers of the Redemption Shares which is not expected to exceed that customary in the types of transactions involved.


     At a time a particular offer of Secondary Shares is made, a Prospectus Supplement, if required, will be distributed which will set forth the names of any broker-dealers or agents and any commissions and other terms constituting compensation from the Selling Shareholders and any other required information. The Secondary Shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

     In order to comply with the securities laws of certain states, if applicable, the Secondary Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Secondary Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

     All expenses incident to the offering and sale of the Redemption Shares and Secondary Shares, if any, other than commissions, discounts and fees of underwriters, broker-dealers or agents, shall be paid by the Company.


                                     EXPERTS

     The consolidated financial statements of RFS Hotel Investors, Inc. as of December 31, 1996 and 1995 and for the three years in the period ended December 31, 1996 and the related financial statement schedule as of December 31, 1996 are incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K. The financial statements of the GUS Hotels as of and for the year ended December 31, 1995 are incorporated in this Prospectus by reference to the Company's Current Report on Form 8-k-A dated February 14, 1997. The above said financial statements and financial statement schedule have been so incorporated in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of RFS, Inc. as of December 31, 1996 are incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K. The above said financial statements have been so incorporated in reliance on the report of KPMG Peat Marwick LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                  LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered pursuant to this Prospectus will be passed upon for the Company by Hunton & Williams.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.



                              ---------------------
                                TABLE OF CONTENTS
                              ---------------------


                                                                           Page
                                                                           ----
Available Information....................................................   2
Incorporation of Certain Documents
 by Reference............................................................   2
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
The Company..............................................................  15
Description of Capital Stock.............................................  16
Description of the Partnership Units.....................................  21
Shares Available for Future Sale.........................................  27
Selling Shareholders.....................................................  28
Redemption of Units......................................................  29
Federal Income Tax Considerations........................................  36
Plan of Distribution.....................................................  50
Experts..................................................................  50
Legal Matters............................................................  50

                                ----------------

         --------------------------------------------------------------
         --------------------------------------------------------------
         --------------------------------------------------------------
         --------------------------------------------------------------


                            RFS HOTEL INVESTORS, INC.


                                2,569,609 SHARES


                                  COMMON STOCK





                                 --------------

                                   PROSPECTUS

                                 --------------




                                 ______ __, 1997



         --------------------------------------------------------------
         --------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses in connection with the offering are as follows:

     Securities and Exchange Commission registration fee...........$  13,772.73
     Accounting fees and expenses..................................    5,000.00
     Legal fees and expenses.......................................   10,000.00
     Printing......................................................    3,000.00
     Miscellaneous.................................................    6,227.27
                                                                   ------------
                  TOTAL............................................$  40,000.00
                                                                   ============

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     The Charter of the Company, generally, limits the liability of the Company's directors and officers to the Company or its shareholders for money damages to the fullest extent permitted from time to time by the laws of Tennessee. The Charter also provides, generally, for the indemnification of directors and officers, among others, against judgments, settlements, penalties, fines, and reasonable expense actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities except in connection with a proceeding by or in the right of the Company in which the director was adjudged liable to the Company or in connection with any other proceeding, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors and officers of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

     The Company currently purchases director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above.

ITEM 16. EXHIBITS.

3.1      -        Specimen Common Stock Certificate (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-11
                  (Registration No. 33-63696) and incorporated by reference herein)

3.2      -        Charter of RFS Hotel Investors, Inc. (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-3
                  (Registration No. 333-3307) and incorporated by reference herein)

3.3      -        Bylaws of RFS Hotel Investors, Inc. (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-3 (Registration No. 333-3307) and incorporated by reference herein)

4.1      -        Fourth Amended and Restated Agreement of Limited Partnership of RFS Partnership, L.P. (filed as Exhibit 3.3(b)
                  to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (Registration No. 34-0-
                  22164) filed with the Commission on March 31, 1997 and incorporated by reference herein)

5.1*     -        Opinion of Hunton & Williams

23.1*    -        Consent of Coopers & Lybrand, LLP

23.2*    -        Consent of KPMG Peat Marwick LLP

23.3*    -        Consent of Hunton & Williams (included in Exhibit 5.1)

24.1     -        Power of Attorney (located on the signature page of this Registration Statement)


--------------
 * Previously filed
** Filed herewith

ITEM 17. UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in subparagraphs
(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above or otherwise, the registrant has been advised that the in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee, on the 27th day of June, 1997.


                                          RFS HOTEL INVESTORS, INC.
                                          a Tennessee corporation
                                          (Registrant)



                                          By:          *
                                              -----------------------------

                                               Robert M. Solmson
                                               Chairman of the Board and
                                               Chief Executive Officer
                                               (Principal Executive Officer)




     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed on the 27th day of June, 1997 by the following persons in the capacities indicated.



            Signature                                    Title
            ---------                                    -----
                   *                   Chairman of the Board and Chief Executive Officer
     ----------------------------      (Principal Executive Officer)
             Robert M. Solmson


                   *                   President and Director
     ----------------------------
             Minor W. Perkins


       /s/ Michael J. Pascal           Secretary and Treasurer (Principal Financial
     ----------------------------      Officer and Principal Accounting Officer)
            Michael J. Pascal


                   *                   Director
     ----------------------------
            Bruce E. Campbell


                 *                     Director
     ----------------------------
            H. Lance Forsdick


                 *                     Director
     ----------------------------
            R. Lee Jenkins


                                       Director
     ----------------------------
        Harry J. Phillips, Sr.


                 *                     Director
     ----------------------------
           Michael S. Starnes


                 *                     Director
     ----------------------------
           John W. Stokes, Jr.


By:  /s/ Michael J. Pascal
     ----------------------------
         Michael J. Pascal
      (attorney-in-fact for
      the persons indicated)


                                 EXHIBIT INDEX


3.1      -        Specimen Common Stock Certificate (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-11
                  (Registration No. 33-63696) and incorporated by reference herein)

3.2      -        Charter of RFS Hotel Investors, Inc. (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-3
                  (Registration No. 333-3307) and incorporated by reference herein)

3.3      -        Bylaws of RFS Hotel Investors, Inc. (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-3 (Registration No. 333-3307) and incorporated by reference herein)

4.1      -        Fourth Amended and Restated Agreement of Limited Partnership of RFS Partnership, L.P. (filed as Exhibit 3.3(b)
                  to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (Registration No. 34-0-
                  22164) filed with the Commission on March 31, 1997 and incorporated by reference herein)

5.1*     -        Opinion of Hunton & Williams

23.1**   -        Consent of Coopers & Lybrand, L.L.P.

23.2**   -        Consent of KPMG Peat Marwick L.L.P.

23.3*    -        Consent of Hunton & Williams (included in Exhibit 5.1)

24.1*    -        Power of Attorney (located on the signature page of this Registration Statement)


--------------

 * Previously filed.
** Filed herewith.